As filed with Securities and Exchange Commission on May 3, 2000

                                      Registration No.333-______


              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549


                            FORM S-6
                     REGISTRATION STATEMENT
                             UNDER
                   THE SECURITIES ACT OF 1933


                     CARILLON LIFE ACCOUNT
                     (Exact Name of Trust)

           THE UNION CENTRAL LIFE INSURANCE COMPANY
                      (Name of Depositor)

                      1876 Waycross Road
                        P.O. Box 40888
                    Cincinnati, Ohio  45240
       (Address of depositor's principal executive offices)

THERESA M. BRUNSMAN, ESQ.                  Copies to:
The Union Central Life Insurance Company   KIMBERLY J. SMITH, ESQ.
1876 Waycross Road                         Sutherland Asbill & Brennan LLP
P.O. Box 40888                             1275 Pennsylvania Ave., N.W.
Cincinnati, Ohio  45240                    Washington, D.C.  20004-2404
(Name and address of agent for service)




            Title of Securities Being Registered:

             Interests in a separate account under
      Flexible Premium Variable Life Insurance Policies

        Approximate date of proposed public offering:
                       August 1, 2000

The Registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                      CARILLON LIFE ACCOUNT

               Registration Statement on Form S-6

              Reconciliation and Tie Between Items
                In Form N-8B-2 and the Prospectus

Form N-8B-2
Item No.       Caption in Prospectus
1              Cover Page
2              Cover Page
3              Inapplicable
4              Sale of the Policies
5              The Union Central Life Insurance Company
6              Carillon Life Account
9              Inapplicable
10(a)          Other Policy Benefits and Provisions
10(b)          Summary and Diagram of the Policy
10(c),(d),(e)  Death Benefit Options; Cash Benefits; Summary and
               Diagram of the Policy; Other Policy Benefits and
               Provisions; Surrendering the Policy for Cash
               Surrender Value; Partial Cash Surrenders; Loans;
               Transfer Privilege; Premiums; Supplemental and/or
               Rider Benefits
10(f),(g),(h)  Voting Rights; Other Policy Benefits and
               Provisions
10(i)          Other Policy Benefits and Provisions; Death
               Benefit Options; Carillon Life Account;
               Supplemental and/or Rider Benefits
11             Carillon Life Account
12             Carillon Life Account; The Portfolios; Sale of the
               Policies
13             Charges and Deductions; Sale of the Policies; The
               Portfolios
14             Premiums; Charges and Deductions; Sale of the
               Policies
15             Premiums
16             Carillon Life Account; The Portfolios
17             Captions referenced under Items 10(c), (d), (e)
               and (i) above
18             Carillon Life Account; Cash Benefits
19             Reports to Policy Owners; Sale of the Policies
20             Captions referenced under Items 6 and 10(g) above
21             Loans
22             Inapplicable
23             Sale of the Policies
24             Other Policy Benefits and Provisions
25             The Union Central Life Insurance Company
26             Sale of the Policies; The Portfolios
27             The Union Central Life Insurance Company
28             Officers and Directors of Union Central (Appendix A)
29             The Union Central Life Insurance Company
30             Inapplicable
31             Inapplicable
32             Inapplicable
33             Inapplicable

Form N-8B-2
Item No.       Caption in Prospectus
34             Sale of the Policies
35             The Union Central Life Insurance Company
36             Inapplicable
37             Inapplicable
38             Sale of the Policies
39             Sale of the Policies
40             Sale of the Policies
41(a)          Sale of the Policies
42             Inapplicable
43             Inapplicable
44(a)          Carillon Life Account; The Portfolios; Premiums;
               Charges and Deductions
44(b)          Charges and Deductions
44(c)          Premiums; Charges and Deductions
45             Inapplicable
46             The Portfolios; Captions referenced under Items
               10(c), (d) and (e) above
47             Inapplicable
48             Inapplicable
49             Inapplicable
50             Inapplicable
51             Cover Page; Summary and Diagram of the Policy; Death
               Benefit Options; Loans; Changes in Specified Amount;
               Charges and Deductions; Supplemental and/or Rider
               Benefits; Other Policy Benefits and Provisions;
               Premiums; Sale of the Policies
52             Other Policy Benefits and Provisions
53             Tax Considerations
54             Inapplicable
55             Inapplicable
59             Financial Statements

                          PROSPECTUS
Individual Flexible Premium Variable Universal Life Insurance
Policies - Executive Edge



            THE UNION CENTRAL LIFE INSURANCE COMPANY

                     CARILLON LIFE ACCOUNT
Home Office:
1876 Waycross Road
P.O. Box 40888
Cincinnati, Ohio  45240-4088
Telephone: 1-800-999-1840

This prospectus describes an individual flexible premium variable universal life insurance policy offered by The Union Central Life Insurance Company. We designed the policies for business ownership and for use on a multi-life basis (three or more lives) when the insured persons share a common employment or business relationship. In each case, we generally require annual planned premium payments equal to $50,000 or more if this policy is other than purchased on a common employment basis. We may permit exceptions in some cases, and additional requirements may apply. Under this policy, we insure the life of the person you specify, and give you flexibility in the death benefit, and amount and timing of your premium payments. With this flexibility, you can provide for your changing insurance needs under a single policy.

You can allocate net premiums to one or more subdivisions of the variable account, to the guaranteed account, or to both.
If you allocate net premiums to the variable account, we will deposit them in subaccounts of the Carillon Life Account in proportions that you specify. We invest the assets of each subaccount in a corresponding portfolio of Summit Mutual Funds, Inc., Scudder Variable Life Investment Fund, AIM Variable Insurance Funds, Inc., MFS Variable Insurance Trust, Franklin Templeton Variable Insurance Products Trust, American Century Variable Portfolios, Inc., Oppenheimer Variable Account Funds, and Neuberger Berman Advisers Management Trust. To learn more about the portfolios, see their accompanying prospectuses.

Summit Pinnacle Balanced Index Portfolio              MFS Total Return SeriesHigh Income Series
Summit Pinnacle Zenith Portfolio                      MFS Growth With Income Series
Summit Pinnacle Bond Portfolio                        MFS High Income Series
Summit Pinnacle S&P 500 Index Portfolio               MFS Emerging Growth Series
Summit Pinnacle S&P MidCap 400 Index Portfolio        MFS VIT New Discovery Series
Summit Pinnacle Nasdaq-100 Index Portfolio            Neuberger Berman AMT Guardian Portfolio
Summit PinnacleRussell 2000 Small Cap Index Portfolio Oppenheimer Global Securities Portfolio/VA
AIM V.I. Capital Appreciation Fund                    Oppenheimer Main Street Growth & Income Portfolio/VA
AIM V.I. Growth Fund                                  Scudder VLIF Capital Growth Portfoli Class A
American Century VP Income & Growth Portfolio         Scudder VLIF International Portfolio Class A
American Century VP Value Portfolio                   Scudder VLIF Money Market Portfolio
                                    FTVIP Templeton International Securities Fund Class 2
                                                      (previously Templeton International Fund)

Each of these portfolios is available through a subaccount.

This prospectus generally describes the variable account. For a brief summary of the guaranteed account, see "The Guaranteed
Account," page ___.  THERE ARE LIMITS ON TRANSFERS FROM THE
GUARANTEED ACCOUNT.

You can select from two death benefit options available under the policy: a level death benefit ("Option A"), or a death benefit that includes the account value ("Option B"). We guarantee to keep the policy in force as long as you meet the minimum monthly premium requirement and other conditions. We also allow policy loans and partial cash surrenders, within limits.

The policy provides for a cash surrender value that we will pay to you if you surrender your policy. If you allocate net premiums to the variable account, the cash surrender value will depend on the investment performance of the portfolios. We do not guarantee a minimum cash surrender value.

If you already have life insurance, it might not be to your advantage to replace it with this policy. Within certain limits, you may return the policy, or convert it to a policy that provides benefits that do not depend on investment results.

An investment in the policy is not a deposit or obligation of, or guaranteed or endorsed by, any bank, nor is the policy federally insured by the Federal Deposit Insurance Corporation or any other government agency. An investment in the policy involves certain risks, including the risk that you could lose your premium payments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus. It is a criminal offense to state otherwise.

   The Date of this Prospectus is August 1, 2000

                    PROSPECTUS CONTENTS
--------------------------------------------------------------

                                                           Page
DEFINITIONS OF TERMS..........................................4

SUMMARY AND DIAGRAM OF THE POLICY.............................4

GENERAL INFORMATION ABOUT UNION CENTRAL,
   THE SEPARATE ACCOUNT AND THE PORTFOLIOS....................9
   The Union Central Life Insurance Company...................9
   Carillon Life Account......................................9
   The Portfolios.............................................9

PREMIUM PAYMENTS AND ALLOCATIONS.............................13
   Applying for a Policy.....................................13
   Purchase of the Policy for Specialized Purposes...........13
   Free Look Right to Cancel the Policy......................14
   Premiums..................................................14
   Net Premium Allocations...................................16
   Crediting Net Premiums....................................16
   Transfer Privilege........................................17
   Dollar Cost Averaging Plan................................17
   Portfolio Rebalancing Plan................................18
   Earnings Sweep Plan.......................................18

GUARANTEED ACCOUNT...........................................18
   Minimum Guaranteed and Current Interest Rates.............18
   Calculation of Guaranteed Account Value...................19
   Transfers from the Guaranteed Account.....................19
   Payment Deferral from the Guaranteed Account..............19

CHARGES AND DEDUCTIONS.......................................19
   Premium Expense Charge....................................19
   Monthly Deduction.........................................20
   Daily Mortality and Expense Risk Charge...................21
   Transfer Charge...........................................21
   Surrender Charge..........................................22
   Fund Expenses.............................................23
   Cost of Additional Benefits Provided by Riders............23
   Income Tax Charge.........................................23
   Special Arrangements......................................23

HOW YOUR ACCOUNT VALUES VARY.................................24
   Determining the Account Value.............................24
   Cash Value................................................25
   Cash Surrender Value.......... ...........................25

DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT................25
   Amount of Death Benefit Proceeds..........................25
   Death Benefit Options.....................................25
   Enhanced Death Benefit Option.............................26
   Initial Specified Amount and Death Benefit Option.........26
   Changes in Death Benefit Option...........................27
   Changes in Specified Amount...............................27
   Selecting and Changing the Beneficiary....................28

CASH BENEFITS................................................28
   Loans.....................................................28
   Surrendering the Policy for Cash Surrender Value..........29
   Partial Cash Surrenders...................................29
   Maturity Benefit..........................................30
   Payment Options...........................................30

ILLUSTRATIONS OF ACCOUNT VALUES, CASH SURRENDER VALUES,
    DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS..........30

OTHER POLICY BENEFITS AND PROVISIONS.........................41
   Limits on Rights to Contest the Policy....................41
   Changes in the Policy or Benefits.........................41
   When Proceeds Are Paid....................................41
   Reports to Policy Owners..................................41
   Assignment................................................41
   Reinstatement.............................................42
   Supplemental and/or Rider Benefits........................42
   Addition, Deletion or Substitution of Investments.........43
   Voting Rights.............................................43
   Participating.............................................44
   State Variations..........................................44

TAX CONSIDERATIONS...........................................44
   Tax Status of Policy......................................44
   Tax Treatment of Policy Benefits..........................45
   Possible Charges for Union Central's Taxes................46

OTHER INFORMATION ABOUT THE POLICIES AND UNION
CENTRAL......................................................46
   Sale of the Policies......................................46
   Union Central Directors and Executive Officers............47
   State Regulation..........................................47
   Additional Information....................................47
   Experts...................................................47
   Actuarial Matters.........................................47
   Litigation................................................47
   Legal Matters.............................................47
   Financial Statements......................................47

APPENDIX A (Officers and Directors of Union
Central).....................................................48

APPENDIX B (Guideline Premium and Cash Value Accumulation Test
Tables)......................................................50

APPENDIX C (Enhanced Death Benefit Option Tables)............53

Audited financial statements of The Union Central Life
Insurance Company and Carillon Life Account,
as of December 31, 1999, updated as of March 31, 2000
(unaudited)..................................................59


THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY PLACE WHERE IT WOULD BE ILLEGAL TO MAKE IT. WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFERING OTHER THAN THOSE IN THIS PROSPECTUS, THE PROSPECTUSES FOR THE PORTFOLIOS, OR THEIR STATEMENTS OF ADDITIONAL INFORMATION.

                   DEFINITIONS OF TERMS

---------------------------------------------------------------
account value - The sum of the variable account, the guaranteed account, and the loan account. Calculation of the account value is described on page ___.

age - The insured's age on his or her nearest birthday.

base specified amount - The specified amount not allocated to the Accounting Benefit Rider or Annual Renewable Term Rider.

initial specified amount - The specified amount on the policy date.

loan account - A part of the guaranteed account. When you take out a policy loan, we transfer some of your account value to this account to hold as collateral for the loans.

net premium - A premium payment minus the applicable premium expense charge. See page ___.

owner, you - The person(s) who owns a policy.

policy debt - The sum of all outstanding policy loans plus accrued interest.

portfolio - An investment company or its series, in which we invest premiums allocated to a subaccount of the separate account.

risk amount - On each monthly date, the death benefit under the policy less the account value (after deduction of the monthly deduction on that day, except for the cost of insurance charge). See page ___ for a definition of monthly date.

specified amount - A dollar amount used to determine the death benefit under a policy. It includes base specified amount, as well as any specified amount allocated to the Accounting
Benefit Rider or Annual Renewable Term Rider.   See page ___.

Union Central, we, our, us - The Union Central Life Insurance
Company.

unscheduled premium - Any premium other than a planned periodic premium.

valuation date - Each day on which the New York Stock Exchange is open for business.

valuation period - The interval of time commencing at the close of business on one valuation date and ending at the close of business on the next succeeding valuation date.


             SUMMARY AND DIAGRAM OF THE POLICY
---------------------------------------------------------------

PLEASE READ THIS SUMMARY AND THE DIAGRAM THAT FOLLOWS TOGETHER
WITH THE DETAILED INFORMATION BELOW.  UNLESS WE INDICATE
OTHERWISE, IN DESCRIBING THE POLICY IN THIS PROSPECTUS, WE
ASSUME THAT THE POLICY IS IN FORCE AND THAT THERE IS NO
OUTSTANDING POLICY DEBT.

The policy is similar in many ways to fixed-benefit life insurance. As with fixed-benefit life insurance, you pay premiums for insurance coverage on a person's life. Also like fixed-benefit life insurance, the policy provides for accumulation of net premiums and a cash surrender value that we will pay if you surrender your policy before the insured person dies. As with fixed-benefit life insurance, the cash surrender value during the early policy years is likely to be substantially lower than the premiums you pay.

However, the policy is different from fixed-benefit life insurance in several important ways. Unlike fixed-benefit life insurance, the death benefit may, and the account value will, increase or decrease to reflect the investment performance of the subdivisions where you invest your net premiums. Also, we do not guarantee any minimum cash surrender value. However, we do guarantee to keep the policy in force during the first three policy years as long as you meet the minimum monthly premium requirement. See "Minimum Guaranteed Period," page ___. Otherwise, if the cash surrender value is not enough to pay charges due, the policy will lapse without value after a grace period. See "Premium Payments to Prevent Lapse," page ___. If a policy lapses while loans are outstanding, adverse tax consequences may result. See "Tax Considerations," page ___.

Purpose of the Policy. We designed the policies for business ownership when the insured persons share a common employment or business relationship. We generally require annual planned premium payments equal to $50,000 or more if this policy is purchased other than on a common employment basis. We will permit exceptions in some case, and additional requirements may apply. The policy may be owned individually or by a corporation, trust, association or similar entity. You may use the policy for such purposes as informally funding non-qualified executive deferred compensation, salary continuation plans, retiree medical benefits or other purposes. You should evaluate the policy based on your need for insurance, and the policy's long-term investment potential. It might not be to your advantage to replace your existing insurance coverage with the policy. You should be particularly careful about replacing your insurance if you base your decision to replace existing coverage primarily on a comparison of policy illustrations (see below).

Illustrations. Illustrations that we use in this prospectus or that are used in connection with the purchase of a policy are based on hypothetical rates of return. We do not guarantee these rates. They are illustrative only and you should not consider them as representing past or future performance. Actual rates of return may be higher or lower than those reflected in any illustrations, and therefore, your actual values will be different from those illustrated.

Tax Considerations. We intend for the policy to satisfy the definition of a life insurance contract under Section 7702 of the Internal Revenue Code. Certain policy transactions, including the payment of premiums, may cause a policy to be considered a modified endowment contract under the Internal Revenue Code. For further discussion of the tax status of the policy and the tax consequences of being treated as a life insurance contract or a modified endowment contract, see page
___.

Free Look Right to Cancel and Conversion Right. For a limited time after we issue a policy, you have the right to cancel your policy and receive a refund. See "Free Look Right to Cancel the Policy," page ___. Until this "free look" period ends, we will allocate net premiums to the subaccount investing in the Money Market Portfolio of the Scudder Variable Life Investment Fund. (See "Net Premium Allocations," page ____.)

At any time within the first 24 months after the issue date, you may transfer all or a portion of the variable account to the guaranteed account without paying any transfer fee. This transfer effectively "converts" the policy into a contract that provides fixed (non-variable) benefits. See "Conversion
Right," page        .

Owner Inquiries. If you have any questions, you may write or call our home office at 1876 Waycross Road, P.O. Box 40888,
Cincinnati, Ohio 45240-4088; telephone 1-800-219-8525.

                     DIAGRAM OF POLICY
--------------------------------------------------------------
(the following seven sections are each encased in a box)

                       PREMIUM PAYMENTS

   - You select a plan for making planned periodic premiums, but you do not have to pay them according to the plan. You can change the amount and frequency of premiums, and can you skip planned periodic premiums. See page ___ for rules and limits.

   - There is no minimum initial payment or planned periodic premium.

   -   You may make unplanned premium payments, within limits.
       See page ___.

   - If you pay minimum required premiums, we guarantee to keep the policy in force for a minimum guaranteed period, the first three policy years. See page ___.

   - Under certain circumstances, which include excessive policy debt, you may have to pay extra premiums to prevent lapse. See page ___.



          (a down arrow is centered here between blocks)


                DEDUCTIONS FROM PREMIUM PAYMENTS

   - We deduct sales charges equal to 2.0% of premium payments. See page ____.
   - We deduct 2.0% of all premiums for state and local premium taxes. See page ____.


          (a down arrow is centered here between blocks)


                           NET PREMIUMS

   - You direct the allocation of net premiums among twenty-three subdivisions of the variable account and the guaranteed account. See page ___ for rules and limits on net premium allocations.

   - The subdivisions are invested in corresponding portfolios of Summit Mutual Funds, Inc., Scudder Variable Life Investment Fund, AIM Variable Insurance Funds, Inc., American Century Variable Portfolios, Inc., MFS Variable Insurance Trust, Neuberger Berman Advisers Management Trust, Oppenheimer Variable Account Fund and Franklin Templeton Variable Insurance Products Trust. See page ___. Portfolios available are:

Summit Pinnacle Balanced Index Portfolio              MFS VIT Total Return SeriesHigh Income Series
Summit Pinnacle Zenith Portfolio                      MFS VIT Growth With Income Series
Summit Pinnacle Bond Portfolio                        MFS VIT High Income Series
Summit Pinnacle S&P 500 Index Portfolio               MFS VIT Emerging Growth Series
Summit Pinnacle S&P MidCap 400 Index Portfolio        MFS VIT New Discovery Series
Summit Pinnacle Nasdaq-100 Index Portfolio            Neuberger Berman AMT Guardian Portfolio
Summit PinnacleRussell 2000 Small Cap Index Portfolio Oppenheimer Global Securities Portfolio/VA
AIM V.I. Capital Appreciation Fund                    Oppenheimer Main Street Growth & Income Portfolio/VA
AIM V.I. Growth Fund                                  Scudder VLIF Capital Growth Portfoli Class A
American Century VP Income & Growth Portfolio         Scudder VLIF International Portfolio Class A
American Century VP Value Portfolio                   Scudder VLIF Money Market Portfolio
                                                      FTVIP Templeton International Securities Fund Class 2

   - We credit interest on amounts allocated to the guaranteed account at a guaranteed minimum interest rate of 4%. See page ___ for rules and limits on guaranteed account allocations.



          (a down arrow is centered here between blocks)


              DEDUCTIONS FROM YOUR ACCOUNT VALUE

- Monthly deduction for cost of insurance, administrative charge, and charges for any supplemental and/or rider benefits.
The administrative charge is currently $5.00 per month. See page 19.

            DEDUCTIONS FROM VARIABLE SUBDIVISIONS

- We deduct a daily charge at a guaranteed annual rate of 0.75% during the first ten policy years, and 0.25% thereafter, from the subaccounts for mortality and expense risks. See page 20.

- The portfolios deduct the following investment advisory fees and operating expenses from their assets.

                                                   Management  Other    Total
                                                       Fees   Expenses Expenses
Summit Mutual Funds, Inc.
Zenith Portfolio<F1><F7>                               0.60%    0.09%    0.69%
  Bond Portfolio<F1><F7>                               0.47%    0.13%    0.60%
  S&P 500 Index Portfolio<F1><F7>                      0.30%    0.09%    0.39%
  S&P MidCap 400 Index Portfolio<F5>                   0.30%    0.30%    0.60%
  Balanced Index Portfolio<F5>                         0.30%    0.17%    0.47%
  Russell 2000 Small Cap Index Portfolio<6>            0.35%    0.40%    0.75%
  Nasdaq-100 Index Portfolio<F6>                       0.35%    0.30%    0.65%

Scudder Variable Life Investment  Fund<F1>
  Capital Growth Portfolio Class A                     0.46%    0.03%    0.49%
  International Portfolio Class A                      0.85%    0.18%    1.03%
  Money Market Portfolio                               0.37%    0.06%    0.43%

MFS Variable Insurance Trust <F1><F2>
  Growth With Income Series                            0.75%    0.13%    0.88%
  High Income Series<F8>                               0.75%    0.26%    1.01%
  Emerging Growth Series                               0.75%    0.09%    0.84%
  Total Return Series                                  0.75%    0.15%    0.90%
  New Discovery Series<F9>                             0.90%    0.27%    1.17%


American Century Variable Portfolios, Inc.<F1>
  Value                                                1.00%    <F3>     1.00%
  Income & Growth                                      0.70%    <F3>     0.70%

AIM Variable Insurance Funds, Inc.<F1>
  Capital Appreciation Fund                            0.61%    0.12%    0.73%
  Growth Fund                                          0.63%    0.10%    0.73%
                                              12b-1 Management  Other    Total
                                               Fees    Fees   Expenses Expenses
Templeton Variable Insurance Products
Trust<F4><F10>
  Templeton International Securities Fund
                            Class 2             0.25%   0.69%   0.19%    1.13%

                                                   Management  Other    Total
                                                       Fees   Expenses Expenses
Neuberger Berman Advisers Management Trust<F1>
  Guardian Portfolio                                   0.85%    0.15%    1.00%

Oppenheimer Variable Account Fund<F1>
  Global Securities Fund                               0.67%    0.02%    0.69%
  Main Street Growth & Income Fund                     0.73%    0.05%    0.78%

<F1> Figures are based on the actual expenses incurred by the Portfolio for the year ended December 31, 1999  Actual Portfolio expenses may vary.

<F2> Each Series has an expense offset arrangement which reduces the Series'
custodian fee based upon the amount of cash maintained by the Series   with its
custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expense). Any such fee reductions are not reflected under "Other Expenses."

<F3> All expenses except brokerage, taxes, interest and fees and expenses of non-interested person directors are paid by the investment adviser.

<F4> Class 2 of the Fund has a distribution plan or "Rule 12b-1 plan" which is described in the Fund's prospectus.

<F5> This Portfolio commenced operations on May 3, 1999.  Actual expenses would be higher for the period shown above if the Adviser had not reimbursed expenses.

<F6> This Portfolio commenced operations on December 27, 1999; therefore, the expense figures for this Portfolio are estimated.

<F7> The adviser has reduced its management fee from those shown above for a period of one year beginning April 1, 2000, as follows: .03% (S&P 500); .08% (Zenith); .20% (Bond).

<F8> Subject to reimbursement, the adviser is paying, under a temporary expense reimbursement agreement, all operating expenses, exclusive of management fees. In consideration, the Portfolio pays the adviser a fee not greater than 0.25% of average daily net assets. To the extent actual expenses deviated from this limitation, the expense ratio would have been 0.97%.

<F9> Subject to reimbursement, the adviser is paying all operating expenses, exclusive of management fees. In consideration, the Portfolio pays the adviser a fee not greater than 0.25% of average daily net assets. To the extent actual expenses deviated from this limitation, the expense ratio would have been 2.49%.

<F10> On 2/8/00, shareholders approved a merger and reorganization that combined the fund with the Templeton International Equity Fund, effective 5/1/00. The shareholders of that fund had approved new management fees, which apply to the combined fund effective 5/1/00. The table shows restated total expenses based on the new fees and the assets of the fund as of 12/31/99, and not the combined assets. The fund's expenses after 5/1/00 would be estimated as: Management Fees 0.65%, 12b-1 fees 0.25%, Other Expenses 0.20%, and Total Expenses 1.10%.



          (a down arrow is centered here between blocks)



                         ACCOUNT VALUE

   - Is the amount credited to your policy. It is equal to net premiums, as adjusted each valuation date to reflect subdivision investment experience, interest credited on the guaranteed account, charges deducted and other policy transactions (such as transfers and partial cash surrenders). See page ____.

   - Varies from day to day. There is no minimum guaranteed account value. The policy may lapse if the cash surrender value is insufficient to cover a monthly deduction due. See page ____.

   - Can be transferred among the subdivisions and the guaranteed account. Currently, a transfer fee of $10 applies to each transfer in excess of the first 12 transfers in a policy year. See page ____ for rules and limits. Policy loans reduce the amount available for allocations and transfers.

   - Is the starting point for calculating certain values under a policy, such as the cash value, cash surrender value, and the death benefit used to determine death benefit proceeds.



        (the above blocked item has two down arrows under it,
         each pointing to one of the next two blocked items which are positioned side by side)




                       CASH BENEFITS

   - Loans may be taken for amounts up to 90% of the variable account, plus 100% of the guaranteed account, less loan interest due on the next annual date and any surrender charges. See page ____ for rules and limits.

   - Partial cash surrenders generally can be made provided there is sufficient remaining cash surrender value. See page ____ for rules and limits.

   - The policy may be surrendered in full at any time for its cash surrender value. A surrender charge will apply during the first fifteen policy years after issue and after any increase in specified amount. See page ____.

   -   Payment options are available.  See page ____.

   - Loans, partial cash surrenders, and surrenders in full may have adverse tax consequences. See page ____.



                        DEATH BENEFITS

   -   Are income tax free to beneficiary.

   - Are available as lump sum or under a variety of payment options.

   - For all policies, the minimum initial specified amount is $50,000.

   -   There are two death benefit options available:
       Option A, equal to the specified amount, and Option B, equal to the specified amount plus account value. See page _____.

   - You have the flexibility to change the death benefit option and specified amount. See page ___ for rules and limits.

   -   You may purchase the Accounting Benefit Rider and Annual
       Renewable Term Rider to supplement your death benefit.
       See page ____.

   - Other supplemental and/or rider benefits may be available. See page ____.

            GENERAL INFORMATION ABOUT UNION CENTRAL,
            THE SEPARATE ACCOUNT AND THE PORTFOLIOS
--------------------------------------------------------------

The Union Central Life Insurance Company

Union Central, a mutual life insurance company organized under the laws of the State of Ohio in 1867, issues the Policies. Union Central is primarily engaged in the sale of life and disability insurance and annuities and is currently licensed to transact life insurance business in all states and the District of Columbia.

We are subject to regulation by the Department of Insurance of the State of Ohio as well as by the insurance departments of all other states and jurisdictions in which we do business. We submit annual statements on our operations and finances to insurance officials in such states and jurisdictions.

Carillon Life Account

We established Carillon Life Account (the "separate account") as a separate investment account under Ohio law on July 10, 1995. It supports the policies and may be used to support other variable life insurance policies, and for other purposes permitted by law. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and is a "separate account" within the meaning of the federal securities laws. Union Central has established other separate investment accounts that may also be registered with the SEC.

We own the assets in the separate account. The separate account is divided into subaccounts which correspond to subdivisions of the variable account. Subaccounts of the separate account invest in shares of the portfolios. The separate account may include other subaccounts that are not available through the policies and are not otherwise discussed in this Prospectus.

Income, gains and losses, realized or unrealized, of a subaccount are credited to or charged against the subaccount without regard to any other income, gains or losses of Union Central. Applicable insurance law provides that assets equal to the reserves and other contract liabilities of the separate account shall not be chargeable with liabilities arising out of any other business of Union Central. Union Central is obligated to pay all benefits provided under the policies.

The Portfolios

Subaccounts of the separate account currently invest in twenty-three designated portfolios of eight series-type mutual funds, as shown in the chart below, which identifies the mutual fund families, the investment advisers to each fund family, and the portfolios in which the separate account invests.

The investment experience of each subaccount of the separate account depends on the investment performance of its corresponding portfolio. Each of these portfolios is registered with the SEC under the 1940 Act as a series of an open-end diversified investment company. The SEC does not, however, supervise the management or the investment practices and policies of the portfolios. The assets of each portfolio are separate from assets of the others, and each portfolio has different investment objectives and policies. As a result, each portfolio operates as a separate investment fund and the investment performance of one portfolio has no effect on the investment performance of any other portfolio. The investment objective of each portfolio is set forth below the chart.


                CARILLON LIFE ACCOUNT PORTFOLIOS

FUND FAMILY AND PORTFOLIOS                 INVESTMENT ADVISER
Summit Mutual Funds, Inc. Pinnacle Series
("Summit Fund")                            Summit Investment Partners, Inc.
- Balanced Index Portfolio
- Bond Portfolio
- Nasdaq-100 Index Portfolio
- Russell 2000 Small Cap Index Portfolio
- S&P MidCap 400 Index Portfolio
- S&P 500 Index Portfolio
- Zenith Portfolio
 (formerly Equity Portfolio)

AIM Variable Insurance Funds, Inc.
 ("AIM Fund")                               AIM Advisors, Inc.
- Capital Appreciation Fund
- Growth Fund


American Century Variable Portfolios, Inc.
 ("American Fund")                          American Century Investment
- Income & Growth                           Management, Inc.
- Value

MFS Variable Insurance Trust
 ("MFS Fund")                               Massachusetts Financial Services
- Emerging Growth Series                     Company
- Growth with Income Series
- High Income Series
- New Discovery Series
- Total Return Series


Neuberger Berman Advisers Management Trust
 ("Neuberger Berman Fund")                  Neuberger Berman Management, Inc.
- Guardian Portfolio

Oppenheimer Variable Account Funds
 ("Oppenheimer Fund")                       OppenheimerFunds, Inc.
- Global Securities Fund
- Main Street   Growth & Income Fund


Scudder Variable Life Investment Fund
 ("Scudder Fund")                           Scudder Kemper Investments, Inc.
- Capital Growth Portfolio Class A
- International Portfolio Class A
- Money Market Portfolio

Franklin Templeton Variable Insurance
 Products Trust ("Templeton Fund")          Templeton Investment Counsel, Inc.
- Templeton International Securities Fund,
  Class 2




The Summit Pinnacle Zenith Portfolio (formerly Carillon Equity
Portfolio) seeks primarily long-term appreciation of capital by investing primarily in common stocks and other equity securities.

The Summit Pinnacle Bond Portfolio seeks as high a level of current income as is consistent with reasonable investment risk by investing primarily in investment-grade corporate bonds.

The Summit Pinnacle Balanced Index Portfolio seeks investment results, with respect to 60% of its assets, that correspond to the total return performance of U.S. common stocks, as represented by the S&P 500 Index and, with respect to 40% of its assets, that correspond to the total return performance of investment grade bonds, as represented by the Lehman Brothers Aggregate Bond Index.

The Summit Pinnacle S&P 500 Index Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the Standard & Poor's 500 Composite Stock Index (the "S&P 500"*). The S&P 500 is a well-known stock market index that includes common stocks of companies representing approximately 70% of the market value of all common stocks publicly traded in the United States. The investment adviser of the portfolio believes that the performance of the S&P 500 is representative of the performance of publicly traded common stocks in general.

The Summit Pinnacle S&P MidCap 400 Index Portfolio seeks investment results that correspond to the total return performance of U.S. common stocks, as represented by the S&P
MidCap 400 Index.

The Summit Pinnacle Russell 2000** Small Cap Index Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Russell 2000 Index. The Portfolio invests primarily in stocks of companies listed in the Russell 2000 Index, as well as futures contracts and options relating to those stocks.

The Summit Pinnacle Nasdaq-100*** Index Portfolio seeks investment results that correspond to the investment performance of U.S. common stocks, as represented by the Nasdaq-100 Index. The Portfolio invests primarily in stocks of companies listed in the Nasdaq-100 Index, as well as futures contracts and options relating to those stocks.

-------
*The S&P 500 is an unmanaged index of common stocks comprised of 500 industrial, financial, utility and transportation companies. "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)", "Standard & Poor's 500(R)", and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Summit Fund. The Portfolio is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the beneficial owners of the Portfolio or any member of the public regarding the advisability of investing in securities generally or in the Portfolio particularly or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to Summit Fund is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to Summit Fund or the Portfolio. S&P has no obligation to take the needs of Summit Fund or the beneficial owners of the Portfolio into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Portfolio or the timing of the issuance or sale of the Portfolio or in the determination or calculation of the equation by which the Portfolio is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Portfolio.

S&P does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by Summit Fund, beneficial owners of the Portfolio, or any other person or entity from the use of the S&P 500 Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the S&P 500 Index or any data included therein. Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

**The Russell 2000 Index is a trademark/service mark of the Frank Russell Company. Russell is a trademark of the Frank Russell Company. Summit Mutual Funds and the Russell 2000 Small Cap Index Portfolio are not promoted, sponsored or endorsed by, nor in any way affiliated with Frank Russell Company. Frank Russell is not responsible for and has not reviewed the Prospectus, and Frank Russell makes no representation or warranty, express or implied, as to its accuracy, or completeness, or otherwise.

Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change its Index. Frank Russell has no obligation to take the needs of any particular fund or its participants or any other product or person into consideration in determining, composing or calculating the Index.

Frank Russell Company's publication of the Index in no way suggests or implies an opinion by Frank Russell Company as to the attractiveness or appropriateness of the investment in any or all securities upon which the Index is based. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION, WARRANTY, OR GUARANTEE AS TO THE ACCURACY, COMPLETENESS, RELIABILITY, OR OTHERWISE OF THE INDEX OR DATA INCLUDED IN THE INDEX. FRANK RUSSELL COMPANY MAKES NO REPRESENTATION OR WARRANTY REGARDING THE USE, OR THE RESULTS OF USE, OF THE INDEX OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE INDEX. FRANK RUSSELL COMPANY MAKES NO OTHER EXPRESS OR IMPLIED WARRANTY, AND EXPRESSLY DISCLAIMS ANY WARRANTY OF ANY KIND, INCLUDING, WITHOUT MEANS OF LIMITATION, ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA OR ANY SECURITY (OR COMBINATION THEREOF) INCLUDED THEREIN.

***"Nasdaq" and related marks are trademarks or service marks of The Nasdaq Stock Market, Inc. "Nasdaq" and have been licensed for use for certain purposes by Summit Mutual Funds, Inc. and the Nasdaq-100 Index Portfolio. The Nasdaq-100 Index is composed and calculated by Nasdaq without regard to Summit Mutual Funds. Nasdaq makes no warranty, express or implied, and bears no liability with respect to the Nasdaq-100 Index Fund. Nasdaq makes no warranty, express or implied, and bears no liability with respect to Summit Mutual Funds, its use, or any data included therein.

--------

The Scudder VLIF Capital Growth Portfolio Class A seeks to maximize long-term capital growth through a broad and flexible investment program. The Portfolio invests in marketable securities, principally common stocks and, consistent with its objective of long-term capital growth, preferred stocks.

The Scudder VLIF International Portfolio Class A seeks long-term growth of capital principally from a diversified portfolio of foreign equity securities.

The Scudder VLIF Money Market Portfolio seeks stability and current income from a portfolio of money market instruments. Money market funds are neither insured nor guaranteed by the U.S. Government, and there can be no assurance that this portfolio will maintain a stable net asset value per share.

The MFS VIT Total Return Series seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

The MFS VIT Growth With Income Series seeks to provide reasonable current income and long-term growth of capital and income.

The MFS VIT New Discovery Series seeks capital appreciation by, under normal market conditions, investing at least 65% of its total assets in equity securities of emerging growth companies.
Its focus is on small  emerging growth companies.

The MFS VIT High Income Series seeks high current income by investing primarily in a professionally managed diversified portfolio of fixed income securities, some of which may involve equity features. The MFS High Income Portfolio may invest up to 100% of its assets in lower-rated bonds commonly known as junk bonds. BEFORE ALLOCATING ANY PORTION OF NET PREMIUMS TO THE SUBDIVISION CORRESPONDING TO THIS PORTFOLIO, OWNERS SHOULD READ THE RISK DISCLOSURE IN THE ACCOMPANYING PROSPECTUS FOR THE MFS HIGH INCOME SERIES.

The MFS Emerging Growth Series seeks to provide long-term growth of capital.

The FTVIP Templeton International Securities Fund Class 2 seeks long-term capital growth. The fund invests in equity securities of companies located outside the United States, including emerging markets.

The AIM V.I. Capital Appreciation Fund seeks growth of capital through investment in common stocks, with emphasis on medium and small-sized growth companies.

The AIM V.I. Growth Fund seeks growth of capital primarily by investing in established and large companies considered to have strong earnings momentum.

The American Century VP Income & Growth Fund seeks dividend growth, current income and capital appreciation by investing in common stocks. The Portfolio selects its investments primarily from the largest 1,500 publicly traded U.S. companies.

The American Century VP Value Fund seeks long-term capital growth, with income being a secondary objective. The Portfolio invests primarily in stocks of medium to large companies that the portfolio managers believe are undervalued at the time of purchase.

The Neuberger Berman AMT Guardian Portfolio seeks long-term growth of capital; current income is a secondary goal. The
Portfolio invests mainly in common stocks of large companies.

The Oppenheimer Global Securities Fund/VA seeks long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations that are considered to have appreciation possibilities.

The Oppenheimer Main Street Growth & Income Fund/VA seeks high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. It invests mainly in common stocks of U.S. companies, with an emphasis on large-capitalization companies.

THERE IS NO ASSURANCE THAT ANY OF THE PORTFOLIOS WILL ACHIEVE THEIR RESPECTIVE STATED OBJECTIVES. Additional information concerning the investment objectives and policies of the portfolios, as well as risks, can be found in the current portfolio prospectuses that accompany this Prospectus. The prospectuses for the portfolios should be read carefully before any decision is made concerning the allocation of net premiums to a particular subdivision. Certain subdivisions invest in portfolios that have similar investment objectives and/or policies. Therefore, you should carefully read the individual prospectuses for the portfolios along with this Prospectus.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other funds with similar names that may be managed by the same investment adviser. The investment results of the portfolios, however, may be higher or lower than the results of such other funds. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other fund, even if the other fund has the same investment adviser.

Please note that all of the portfolios described in the Prospectuses for the portfolios may not be available under the policy. Moreover, Union Central cannot guarantee that each fund will always be available for its variable life contracts, but in the unlikely event that a Fund is not available, Union Central will take reasonable steps to secure the availability of a comparable fund. Shares of each portfolio are purchased and redeemed at net asset value, without a sales charge.

The portfolios presently serve as the investment media for the policies. In addition, the portfolios may sell shares to separate accounts of other insurance companies to fund variable annuity contracts and/or variable life insurance policies, and/or to certain retirement plans qualifying under Section 401 of the Code. Union Central currently does not foresee any disadvantages to owners that would arise from the possible sale of shares to support the variable contracts of other insurance companies, or from the possible sale of shares to such retirement plans. However, the board of directors of each fund will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if the shares of that fund were also offered to support variable contracts other than the policies or to support retirement plans. In event of such a conflict, the board of directors of that fund would determine what action, if any, should be taken in response to the conflict. In addition, if Union Central believes that the fund's response to any such conflicts insufficiently protects owners, it will take appropriate action on its own, which may include withdrawing the separate account's investment in that fund. (See the prospectuses for the portfolios for more detail.)

Scudder Kemper Investments, Inc., the investment adviser to the Scudder Fund; AIM Advisors, Inc., the investment adviser to the AIM Fund; Massachusetts Financial Services Company, the investment adviser to the MFS Fund; OppenheimerFunds, Inc., the investment adviser to The Oppenheimer Fund; Neuberger Berman Management, Inc., the investment adviser to the Neuberger Berman Fund; and American Century Investment Management, Inc., the investment adviser to the American Fund, have agreed to compensate Union Central for the performance of certain administrative and other services. This compensation, which may be significant, is based on the assets of the Scudder Fund, the AIM Fund, the MFS Fund, the Oppenheimer Fund, the Neuberger Berman Fund, and the American Fund, respectively, that are attributable to the policies. Union Central's affiliated broker-dealer, Carillon Investments, Inc., the principal underwriter for the policies, will receive from Franklin Templeton Distributors, Inc., the principal underwriter for the Franklin Templeton Fund, 12b-1 fees assessed against shares of the Templeton International Securities Fund Class 2 attributable to the policies as compensation for providing certain services.


              PREMIUM PAYMENTS AND ALLOCATIONS
---------------------------------------------------------------


(The following definitions are encased in a box)

In the sections that follow, we use the following special terms: policy date - the date from which policy months, years and anniversaries are measured.
issue date - the date from which the suicide and contestable periods start.
annual date - the same day in each policy year as the policy date.
monthly date - the same day as the policy date for each succeeding month.
policy month - Each one-month period beginning with a monthly date and ending the day before the next monthly date.
policy year - Each period of twelve months starting on the policy date and ending the day before the first annual date, or any following year starting on an annual date and ending the day before the next annual date.


Applying for a Policy

We designed the policies for business ownership and for use on a multi-life basis (three or more lives) when the insured persons share a common employment or business relationship. In each case, we generally require annual planned premium payments equal to $50,000 or more if this policy is purchased other than on a common employment basis. The policy may be owned individually or by a corporation, trust, association or similar entity. You may use the policy for such purposes as informally funding non-qualified executive deferred compensation, salary continuation plans, retiree medical benefits or other purposes. To purchase a policy, you must complete an application and submit it through an authorized Union Central agent. There is no minimum initial premium payment. Your policy coverage will become effective on the policy date. If an initial premium payment is submitted with the application, then the policy date is generally the date of approval of your application. If the application is not accompanied by an initial premium payment, then the policy date will generally be two weeks after the date that your application is approved.

As provided for under state insurance law, the owner, to preserve insurance age, may be permitted to backdate the policy. In no case may the policy date be more than six months prior to the date the application was completed. We deduct charges for the monthly deduction for the backdated period on the issue date. Temporary life insurance coverage may be provided prior to the policy date under the terms of a temporary insurance agreement. In accordance with Union Central's underwriting rules, temporary life insurance coverage may not exceed $500,000 and will not remain in effect for more than sixty (60) days.

We require satisfactory evidence of the insured's insurability, which may include a medical examination of the insured. The available issue ages are 0 through 75. Age is determined on the insured's age as of the birthday nearest the policy date. The minimum specified amount is $50,000. Acceptance of an application depends on Union Central's underwriting rules, which may include underwriting on a guaranteed issue or simplified issue basis, and we reserve the right to reject an application for any reason.

As the owner of the policy, you exercise all rights provided under the policy. The insured is the owner, unless a different owner is named in the application. The owner may by notice name a contingent owner or a new owner while the insured is living. If more than one person is named as owner, they are joint owners. Unless provided otherwise, in the event of a joint owner's death, ownership passes to the surviving joint owner. Unless a contingent owner has been named, on the death of the last surviving owner, ownership of the policy passes to the estate of the last surviving owner, who will become the owner if the owner(s) die. You may change the owner before the insured's death by notice satisfactory to us. A change in owner may have tax consequences. See "Tax Considerations," page ____.

Purchase of the Policy for Specialized Purposes

The policy provides a death benefit and an accumulation of account value. It can be used for various individual and business planning purposes. Purchasing the policy for such purposes entails certain risks. For example, if the investment performance of the subaccounts to which account value is allocated is poorer than anticipated, or if sufficient premiums are not paid or account value maintained, the policy may lapse or may not accumulate sufficient account value to fund the purpose for which the policy was purchased. Loans and partial cash surrenders may significantly affect current and future account value, cash surrender value, and death benefit proceeds. Depending upon subaccount investment performance and the amount of loans and partial cash surrenders, the policy may lapse. Because the policy is designed to provide benefits on a long-term basis, before purchasing a policy for a specialized purpose, you should consider whether the long-term nature of the policy and the impact of loans and partial cash surrenders is consistent with the purpose for which it is being considered. Using a policy for a specialized purpose may have tax consequences. (See "Tax Considerations.")

Free Look Right to Cancel the Policy

You may cancel your policy for a refund during your "free-look" period. This period expires 20 days after you receive your policy, 45 days after your application is signed, or 10 days after Union Central mails or delivers a cancellation notice, whichever is latest. (A longer period may apply to policies issued in certain states.) If you decide to cancel the policy, you must return it by mail or delivery to the home office or to the authorized Union Central agent who sold it. Immediately after mailing or delivery, the policy will be deemed void from the beginning. Within seven calendar days after Union Central receives the returned policy, Union Central will refund the greater of any premiums paid, less any partial cash surrenders, or account value unless otherwise required by state law.

Premiums

Planned periodic premiums. When applying for a policy, you select a plan for paying level premium payments at specified intervals, e.g., quarterly, semi-annually or annually, for the duration of the policy. If you elect, Union Central will also arrange for payment of planned period premiums on a monthly basis under a pre-authorized payment arrangement. You are not required to pay premium payments in accordance with these plans; rather, you can pay more or less than planned or skip a planned periodic premium entirely. (See, however, "Premium Payments to Prevent Lapse," page ____.) Currently, there is no minimum amount for each premium. Union Central may establish a minimum amount 90 days after we send the owner a written notice of such increase. Subject to the limits described below, you can change the amount and frequency of planned periodic premiums whenever you want by sending notice to the home office. However, Union Central reserves the right to limit the amount of a premium payment or the total premium payments paid.

Unless otherwise requested, you will be sent reminder notices for planned periodic premiums. Reminder notices will not be sent if you have arranged to pay planned periodic premiums by pre-authorized payment arrangement.

Additional Unscheduled Premiums. Additional unscheduled premium payments can be made at any time while the policy is in force.
Union Central has the right to limit the number and amount of such premium payments.

Limitations on Premium Payments. When you apply for the policy, you will choose one of two alternative tests to evaluate whether your policy qualifies as a life insurance contract under the Internal Revenue Code. If you choose the guideline premium test, total premium payments paid in a policy year may not exceed guideline premium payment limitations for life insurance set forth in the Internal Revenue Code. Union Central will promptly refund any portion of any premium payment that is determined to be in excess of the premium payment limit established by law to qualify a policy as a contract for life insurance. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a policy year, so long as the death benefit is large enough compared to the account value to meet the test requirements. Once chosen, you cannot change your choice later. Because you cannot change your choice once you have made it, you should consult a tax adviser before making your choice as to the consequences of each test. The payment of premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code.

If you select the cash value accumulation test, you can generally make a higher amount of premium payments for any given specified amount and a higher death benefit may result in the long term. If cash value growth in early policy years is your primary objective, the cash value accumulation test may be an appropriate choice because it allows you to invest more premiums in the policy for each dollar of death benefit. If cash value growth in later policy years is your primary objective, the guideline premium test may be the appropriate choice because it requires a lower death benefit, and therefore lower cost of insurance charges, once the policy's death benefit is subject to increases required by the Internal Revenue Code.

If you select one of the two enhanced death benefit options, the nine-year or fifteen-year corridor, the death benefits on the life of the insured person centered on attained age 85 could potentially be a greater percentage of the account value than with the standard corridor for the chosen tax test. The death benefit amounts at those ages will only be affected if the account values have reached levels that would force the death benefit amounts to be increased. At ages under 78 and over 92, the enhanced and standard corridor factors are equal. If the enhanced factors result in an increased death benefit, there will be higher cost of insurance charges to provide the increased coverage. If the account values never reach the required levels, the enhanced and standard options will result in the same death benefit. The maximum limits on premium payments for any given specified amount do not change due to your choice of enhanced corridor or standard corridor factors. If death benefit protection at policy ages 78 through 92 is an important factor to you, the enhanced corridor for the tax test chosen may be the appropriate choice.

The payment of premiums may cause a policy to be a modified endowment contract under the Internal Revenue Code. We have established procedures for monitoring premium payments and making efforts to notify you on a timely basis if your policy is in jeopardy of becoming a modified endowment contract as a result of premium payments. See "Tax Considerations," page .

Union Central reserves the right to reject any requested increase in planned periodic premiums, or any unscheduled premium. We also reserve the right to require satisfactory evidence of insurability prior to accepting any premium which increases the risk amount of the policy. See "Net Premium Allocations," page ____.

No premium payment will be accepted after the insured's 100th birthday (the "maturity date").

Premium payments must be made by check payable to The Union Central Insurance Company or by any other method that Union Central deems acceptable. The owner may specify that a specific unscheduled premium payment is to be applied as a repayment of policy debt, if any.

Premium payments after the initial premium payment must be made to the home office.

Minimum Guaranteed Period. Union Central guarantees that a policy will remain in force during the minimum guaranteed period, regardless of the sufficiency of the cash surrender value, if the sum of the premiums paid to date, less any partial cash surrenders and policy debt, equals or exceeds the minimum monthly premium (shown in the policy) multiplied by the number of complete policy months since the policy date, including the current policy month. The minimum guaranteed period is three years following the policy date.

The minimum monthly premium is calculated for each policy based on the age, sex and rate class of the insured, the requested specified amount and any supplemental and/or rider benefits. The minimum monthly premium may change due to changes made during a minimum guaranteed period to the specified amount, the death benefit option, ratings, and supplemental and/or rider benefits. Union Central will notify you of any increase in the minimum monthly premium.

An extended minimum guaranteed period may be available under a
Guaranteed Death Benefit Rider.  See "Supplemental Benefits
and/or Riders," page       .

Premium Payments Upon Increase in Specified Amount. Depending on the account value at the time of an increase in the specified amount and the amount of the increase requested, an additional premium payment may be necessary or a change in the amount of planned periodic premiums may be advisable. See "Changes in Specified Amount," page ____. In the event that you increase the specified amount, you should contact your Union Central agent to assist you in determining if additional premium payments are necessary or appropriate.

Premium Payments to Prevent Lapse. Failure to pay planned periodic premiums will not necessarily cause a policy to lapse. Conversely, paying all planned periodic premiums will not necessarily guarantee that a policy will not lapse (except when the minimum guaranteed period is in effect). Rather, whether a policy lapses depends on whether its cash surrender value is sufficient to cover the monthly deduction (see page ____) when due.

If the cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date and the minimum guaranteed period is not in effect, the policy will be in default and a grace period will begin. This could happen if investment experience has been sufficiently unfavorable that it has resulted in a decrease in cash surrender value or the cash surrender value has decreased because you have not paid sufficient premium payments to offset the monthly deduction.

Grace Period. If your policy goes into default, you will be allowed a 61-day grace period to pay a premium payment sufficient to cover the monthly deductions due during the grace period. Union Central will send notice of the amount required to be paid during the grace period ("grace period premium payment") to your last known address and the address of any assignee of record. The grace period will begin when the notice is sent. Your policy will remain in effect during the grace period. If the insured should die during the grace period and before the grace period premium payment is paid, the death benefit proceeds will still be payable to the beneficiary, although the amount paid will reflect a reduction for the monthly deductions due on or before the date of the insured's death (and for any policy debt). See "Amount of Death Benefit Proceeds," page ___. If the grace period premium payment has not been paid before the grace period ends, your policy will lapse. It will have no value and no benefits will be payable. See "Reinstatement," page ___.

A grace period also may begin if policy debt becomes excessive.
See "Loan Repayment; Effect if Not Repaid," page ____.

Net Premium Allocations

In the application, you specify the percentage of a net premium to be allocated to each subdivision and to the guaranteed account. This allocation must comply with the allocation rules described below. Net premiums will generally be allocated to the subdivisions and to the guaranteed account on the valuation date that Union Central receives them in accordance with the allocations specified in the application or subsequent notice. Union Central will allocate all net premiums received before the end of the "free look" period (including the initial net premium) to the subdivision invested in the Scudder VLIF Money Market Portfolio. After the end of the "free look" period, the account value will be allocated to the subdivisions and to the guaranteed account based on the premium payment allocation percentages in the application. See "Determining the Account Value," page ____. For this purpose, the end of the "free look" period is deemed to be 25 days after the date the policy is issued and mailed to your agent for delivery.

The net premium allocation percentages specified in the
application will apply to subsequent premium payments until you change the percentages.  You can change the allocation
percentages at any time, subject to the rules below, by
providing notice to the home office, in a form acceptable to
Union Central.   The change will apply to all premium payments
received with or after receipt of your notice.

Allocation Rules. The minimum allocation percentage you may specify for a subdivision or the guaranteed account is 5%, and your allocation percentages must be whole numbers. The sum of your allocations must equal 100%. Union Central reserves the right to limit the number of subdivisions to which account value may be allocated.

Crediting Net Premiums

The initial net premium will be credited to the policy on the policy date, or, if later, the date we receive the initial premium payment. For backdated policies, the initial net premium will be credited on the issue date. Planned periodic premiums and unscheduled premiums that are not underwritten will be credited to the policy and the net premiums will be invested as requested on the valuation date they are received by the home office. However, any premium payment that is underwritten will be allocated to the subdivision corresponding to the Scudder VLIF Money Market Portfolio until underwriting has been completed and the premium payment has been accepted. When accepted, the account value allocated to the subdivision corresponding to the Scudder VLIF Money Market Portfolio and attributable to the resulting net premium will be credited to the policy and allocated in accordance with your instructions. If an additional premium payment is rejected, Union Central will return the premium payment promptly, without any adjustment for investment experience.

Transfer Privilege

After the free-look period and prior to the maturity date, you may transfer all or part of your account value from subdivisions investing in one portfolio to other subdivision(s) or to the guaranteed account, or transfer a part of an amount in the guaranteed account to the subdivision(s), subject to the following restrictions. The minimum transfer amount is the lesser of $100 or the entire amount in that subdivision or the guaranteed account. A transfer request that would reduce the amount in a subdivision or the guaranteed account below $25 will be treated as a transfer request for the entire amount in that subdivision or the guaranteed account. With the exception of the Conversion Right described below, we reserve the right to limit the number or frequency of transfers permitted in the future.

We will make the transfer as of the end of the valuation period during which we receive notice requesting such transfer. Currently, there is no limit on the number of transfers that can be made between subdivisions or to the guaranteed account. However, transfers from the guaranteed account during any policy year are limited to an amount equal to 20% of the account value in the guaranteed account on the annual date at the beginning of such policy year. (See "Transfers from Guaranteed Account,"
page        for restrictions).  Currently, we assess a transfer
charge equal to $10 for each transfer during a policy year in excess of the first twelve transfers. (We reserve the right to decrease or eliminate the number of free transfers; in addition, the transfer charge may be increased, but is guaranteed not to exceed $15 per transfer.) The transfer charge will be deducted from the subdivisions or the guaranteed account from which the requested transfer is being made, on a pro-rata basis.

Telephone Transfers. Owners are eligible to effect transfers pursuant to telephone instructions unless they elect out of the option by writing us. We reserve the right to suspend telephone transfer privileges at any time, for any reason, if we deem such suspension to be in the best interests of owners.

We will employ reasonable procedures to confirm that instructions communicated by telephone are genuine, and if we follow those procedures we will not be liable for any losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those reasonable procedures. The procedures we will follow for telephone transfers include requiring some form of personal identification prior to acting on instructions received by telephone, providing written confirmation of the transaction, and making a tape recording of the instructions given by telephone.

Conversion Right. During the first twenty-four policy months following the issue date, and within sixty days of the later of notification of a change in the investment policy of the separate account or the effective date of such change, the owner may exercise a one-time Conversion Right by requesting that all or a portion of the variable account be transferred to the guaranteed account. Exercise of the Conversion Right is not subject to the transfer charge. Following the exercise of the Conversion Right, net premiums may not be allocated to the subdivisions of the variable account, and transfers of account value to the subdivisions will not be permitted. The other terms and conditions of the policy will continue to apply.

Excessive Trading. Your policy is a long-term investment and is not designed for professional market timing organizations or other entities using programmed or frequent transfers. When thinking about a transfer of contract value, you should consider the risk involved that transfers based on short-term expectations may be made at an inopportune time. Because excessive trading can disrupt investment portfolio management strategies and increase portfolio expenses, we limit excessive trading practices.

To minimize harm to the portfolios and other policyowners, in addition to any restrictions or rights reserved in the current portfolio prospectuses that accompany this prospectus, we reserve the right to:

   - limit the number, frequency, method or amount of transfers;
   - reject any transfer from any owner we believe has a history of abusive trading or whose trading, in our judgment, has been or may be disruptive to a portfolio;
   -   delay any transfer request for up to seven days; or
   -   limit the portfolios into which transfers may be made.

Dollar Cost Averaging Plan

The Dollar Cost Averaging Plan, if elected, enables you to transfer systematically and automatically, on a monthly, quarterly, semi-annual, or annual basis, specified dollar amounts from a subdivision you specify to other subdivisions or to the guaranteed account. (Dollar Cost Averaging Plan transfers may not be made from the guaranteed account.) By allocating on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. However, we make no guarantee that the Dollar Cost Averaging Plan will result in a profit.

You specify the amount to be transferred automatically; you can specify either a fixed dollar amount, or a percentage of the account value in the subdivision from which transfers will be made. At the time that you elect the Dollar Cost Averaging Plan, the account value in the subdivision from which transfers will be made must be at least $2,000. The required amounts may be allocated to the subdivision through initial or subsequent net premiums or by transferring amounts into the subdivision from the other subdivisions or from the guaranteed account (which may be subject to certain restrictions).

You may elect this plan at the time of application by completing the authorization on the application or at any time after the policy is issued by properly completing the election form and returning it to us. Dollar Cost Averaging Plan transfers may not commence until the end of the free-look period.

Once elected, transfers from the subdivision will be processed until the number of designated transfers have been completed, or the value of the subdivision is completely depleted, or you send us notice instructing us to cancel the transfers.

Currently, transfers made under the Dollar Cost Averaging Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year. We reserve the right to impose a $15 transfer charge for each transfer effected under a Dollar Cost Averaging Plan. We also reserve the right to alter the terms or suspend or eliminate the availability of the Dollar Cost Averaging Plan at any time.

Portfolio Rebalancing Plan

You may elect to have the accumulated balance of each
subdivision periodically redistributed (or "rebalanced") to
equal the allocation percentages you have specified in the
election form.   This rebalancing may be done on a quarterly,
semi-annual, or annual basis.

You may elect the Portfolio Rebalancing Plan at the time of application by completing the authorization on the application or at any time after the policy is issued by properly completing the election form and returning it to us. Portfolio Rebalancing Plan transfers may not commence until the end of the free-look period. Transfers pursuant to the Portfolio Rebalancing Plan will continue until you send us notice terminating the plan, or the policy terminates. THE PORTFOLIO REBALANCING PLAN CANNOT BE ELECTED IF EITHER A DOLLAR COST AVERAGING PLAN OR AN EARNINGS SWEEP PLAN IS IN EFFECT.

Currently, transfers made under the Portfolio Rebalancing Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year. We reserve the right to impose a $15 transfer charge for each transfer effected under the plan. We also reserve the right to alter the terms or suspend or eliminate the availability of the Portfolio Rebalancing Plan at any time.

Earnings Sweep Plan

You may elect to have the accumulated earnings of one or more specified subdivisions or the interest credited to the guaranteed account periodically transferred (or "swept") into specified subdivisions or the guaranteed account. The sweep may be done on a quarterly, semi-annual, or annual basis.

You may elect the Earnings Sweep Plan at the time of application by completing the authorization on the application or at any time after the policy is issued by properly completing the election form and returning it to us. Earnings Sweep Plan transfers may not commence until the end of the free-look period. Transfers pursuant to the Earnings Sweep Plan will continue until you send us notice terminating the plan, or the policy terminates.

Currently, transfers made under the Earnings Sweep Plan will not be subject to any transfer charge and will not count against the number of free transfers permitted in a policy year. We reserve the right to impose a $15 transfer charge for each transfer effected under the plan. We also reserve the right to alter the terms or suspend or eliminate the availability of the Earnings Sweep Plan at any time.


                       GUARANTEED ACCOUNT
--------------------------------------------------------------

BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE GUARANTEED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE GUARANTEED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT OF 1940. ACCORDINGLY, NEITHER THE GUARANTEED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE GUARANTEED ACCOUNT. THE DISCLOSURE REGARDING THE GUARANTEED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN PROSPECTUSES.

You may allocate some or all of your net premiums and transfer some or all of the variable account to the guaranteed account, which is part of our general account and pays interest at declared rates (subject to a minimum interest rate we guarantee to be at least 4%). The principal, after deductions, is also guaranteed. Our general account assets support our insurance and annuity obligations.

The portion of the account value allocated to the guaranteed account will be credited with interest, as described below. Since the guaranteed account is part of our general account, we assume the risk of investment gain or loss on this amount. All assets in the general account are subject to our general liabilities from business operations.

Minimum Guaranteed and Current Interest Rates

The guaranteed account is guaranteed to accumulate at a minimum effective annual interest rate of 4%. We may credit the guaranteed account with current rates in excess of the minimum guarantee, but we are not obligated to do so. These current interest rates are influenced by, but do not necessarily correspond to, prevailing general market interest rates. Since we, in our sole discretion, anticipate changing the current interest rate from time to time, different allocations to and from the guaranteed account will be credited with different current interest rates, based upon the date amounts are allocated into the guaranteed account. We may change the interest rate credited to new deposits at any time. Any interest credited on the amounts in the guaranteed account in excess of the minimum guaranteed rate of 4% per year will be determined in our sole discretion. You assume the risk that interest credited may not exceed the guaranteed rate.

Amounts deducted from the guaranteed account for the monthly deduction, partial cash surrenders, transfers to the subdivisions, or charges are currently, for the purpose of crediting interest, accounted for on a last-in, first-out ("LIFO") method. We reserve the right to change the method of crediting from time to time, provided that such changes do not have the effect of reducing the guaranteed rate of interest below 4% per annum.

Calculation of Guaranteed Account Value

The guaranteed account at any time is equal to net premiums allocated or account value transferred to it, plus interest credited to it, minus amounts deducted, transferred, or surrendered from it.

Transfers from the Guaranteed Account

The amount transferred from the guaranteed account may not exceed 20% of the guaranteed account on the annual date immediately preceding the date of the transfer, unless the balance after the transfer is less than $25, in which case we will transfer the entire amount.

Payment Deferral from the Guaranteed Account

We reserve the right to defer payment of any partial cash surrender, full surrender, or transfer from the guaranteed account for up to six months from the date of receipt of the notice for the partial or full surrender or transfer. However, we will not defer payment of any amounts needed to pay premiums on other policies in force with us.


                    CHARGES AND DEDUCTIONS
---------------------------------------------------------------

Union Central deducts the charges described below to cover costs and expenses, services provided, and risks assumed under the policies. The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with the particular policy. For example, the sales charge and sales surrender charge may not fully cover all of the sales and distribution expenses actually incurred by Union Central, and proceeds from other charges, including the cost of insurance charge and the mortality and expense risk charge, may be used in part to cover such expenses. Union Central may profit from certain charges.

Premium Expense Charge

A sales charge is deducted from each premium payment. This charge is equal to 2% of premiums paid. We reserve the right to increase the sales charge up to an amount equal to 4% of premiums paid during the first ten policy years; the charge is guaranteed to be no more than 2% thereafter. The sales charge is intended to partially reimburse Union Central for some of the expenses incurred in the distribution of the policies. See "Daily Mortality and Expense Risk Charge," page ____, and "Cost of Insurance Charge," shown below.

A 2% charge for state and local premium taxes and expenses is also deducted from each premium payment. We reserve the right to increase the premium tax charge to 2.50% per year. The state and local premium tax charge reimburses Union Central for premium taxes associated with the policies and related administrative costs. The stated premium tax rates in the jurisdictions in which Union Central does business range from 0.75% to 4.00%, and the jurisdiction in which a policy is issued may impose no premium tax, or a premium tax higher or lower than the charge deducted under the policies.

If you make premium payments, either planned or unscheduled, equal to or greater than one million dollars during the first policy year, your policy may qualify for reduced premium expense charges. If during the first policy year, you actually make less than one million dollars in premium payments, or you make withdrawals or surrenders from the policy to the extent that less than one million dollars of premium remains in the policy on its first policy anniversary, we reserve the right to increase the first year's premium expense charges to the standard premium expense charge on all premium received during the first policy year, as though those standard charges were made at the time the premium payments were made. This chargeback will not occur if the reduction below one million dollars at the first policy anniversary is due to unfavorable investment performance. Before you deposit premium payments into your policy in order to qualify for the reduced premium expense charges, please read "Tax Considerations", page ____, concerning the treatment of heavily-funded life insurance policies.

Monthly Deduction

On each monthly date, Union Central will deduct from the account value the monthly deductions due, commencing as of the policy date. Your policy date is the date used to determine your monthly date. The monthly deduction consists of (1) cost of insurance charges ("cost of insurance charge"), (2) the monthly administrative charge (the "administrative charge"), and (3) any charges for supplemental and/or rider benefits ("supplemental and/or rider benefit charges"), as described below. The monthly deduction is deducted from the subdivisions and from the guaranteed account pro rata on the basis of the portion of account value in each, unless you choose to have the monthly deduction taken only from certain subdivisions by using the Monthly Deduction Endorsement.

The Monthly Deduction Endorsement provides the owner the option of designating from which subdivisions the monthly deductions will be taken. If the subdivisions chosen by the owner do not have sufficient funds, the monthly deduction is made against the account value in each subdivision of the variable account and the guaranteed account in proportion to the total amounts in those subdivisions. This endorsement can be added at any time, and the owner can change the designated subdivisions upon written notice to us.

Cost of Insurance Charge. This charge compensates Union Central for the expense of providing insurance coverage. The charge depends on a number of variables and therefore will vary from policy to policy and from monthly date to monthly date. For any policy, the cost of insurance on a monthly date is calculated by multiplying the current cost of insurance rate for the insured by the risk amount under the policy for that monthly date.

The risk amount for a monthly date is the difference between the death benefit (see page ____) for a policy (as adjusted to take into account assumed monthly earnings at an annual rate of 4%) and the account value, as calculated on that monthly date less any monthly deduction due on that date (except the cost of
insurance).   You may elect either or both the Accounting
Benefit Rider and the Annual Renewable Term Rider to supplement your insurance coverage under the policy. Election of either or both riders will affect the cost of insurance charge under the policy. (See "Initial Specified Amount and Death Benefit Option," page ____). During the early years of the policy, the Accounting Benefits Rider will provide lower current cost of insurance rates than available under the base policy. The Annual Renewable Term Rider will provide lower current cost of insurance rates in all policy years. Use of the riders can lower the cost of insurance charge you would otherwise pay for a given amount of insurance coverage.

The current cost of insurance rate for a policy is based on the age at issue, sex and rate class of the insured and on the policy year, and therefore varies from time to time. Different current cost of insurance rates apply to policies with a specified amount under $250,000 than to policies with a specified amount of $250,000 or more and, in general, policies with a specified amount of $250,000 or more may have lower current cost of insurance rates. Union Central currently places insureds in the following rate classes, based on underwriting:
Standard Tobacco (ages 0-75), Standard Nontobacco (ages 20-75), Preferred (ages 20-70), or Preferred Plus (ages 20-70). The Preferred and Preferred Plus rate classes are only available under policies with specified amounts of $100,000 or more. We also may place an insured in a substandard rate class, which involves a higher mortality risk than the standard tobacco or standard nontobacco classes.

Union Central will determine a cost of insurance rate for increases in coverage based on the age of the insured at the time of the increase. The following rules will apply for purposes of determining the risk amount for each rate.

 Union Central places the insured in a rate class when the policy is issued, based on Union Central's underwriting of the application. This original rate class applies to the initial specified amount. When an increase in specified amount is requested, Union Central conducts underwriting before approving the increase (except as noted below) to determine whether a different rate class will apply to the increase. If the rate class for the increase has lower cost of insurance rates than the original rate class, then the rate class for the increase will also be applied to the initial specified amount. If the rate class for the increase has higher cost of insurance rates than the original rate class, the rate class for the increase will apply only to the increase in specified amount, and the original rate class will continue to apply to the initial specified amount.

Union Central does not conduct underwriting for an increase in specified amount if the increase is requested by exercising an option to increase the specified amount automatically, without underwriting. See "Supplemental and/or Rider Benefits," page
   . In such case, the insured's rate class for an increase will be the class in effect when the guaranteed option rider was issued.

For purposes of determining the risk amount associated with a specified amount, we will attribute the account value solely to the initial specified amount unless the account value exceeds the initial specified amount. If the account value exceeds the initial specified amount, the excess will be considered attributable to the increases in specified amount in the order of the increases. If there is a decrease in specified amount after an increase, a decrease is applied first to decrease any prior increases in specified amount, starting with the most recent increase and then each prior increase.

Union Central guarantees that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the policies. The guaranteed rates for standard classes are based on the 1980 Commissioners' Standard Ordinary Mortality Tables, Male or Female, Smoker or Nonsmoker Mortality Rates ("1980 CSO Tables"). The guaranteed rates for substandard classes are based on multiples of or additives to the 1980 CSO Tables.

Union Central's current cost of insurance rates may be less than the guaranteed rates that are set forth in the policy. Current cost of insurance rates will be determined based on Union
Central's expectations as to future mortality, investment earnings, expenses, taxes, and persistency experience. These rates may change from time to time.

Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco class are equal to or lower than guaranteed rates for an insured of the same age and sex in a standard tobacco class. Cost of insurance rates (whether guaranteed or current) for an insured in a standard nontobacco or tobacco class are generally lower than guaranteed rates for an insured of the same age and sex and tobacco status in a substandard class.

   Legal Considerations Relating to Sex-Distinct Premium Payments and Benefits. Mortality tables for the policies generally distinguish between males and females. Thus, premium payments and benefits under policies covering males and females of the same age will generally differ.

   Union Central does, however, also offer policies based on unisex mortality tables if required by state law. Employers and employee organizations considering purchase of a policy should consult with their legal advisors to determine whether purchase of a policy based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law. Upon request, Union Central may offer policies with unisex mortality tables to such prospective purchasers.

Monthly Administrative Charge. Union Central deducts a monthly administrative charge from the account value on each monthly date. The administrative charge is currently equal to $5 per month. We reserve the right to increase the administrative charge during the first policy year up to $25 per month, and after the first policy year up to $10 per month. The administrative charge is guaranteed not to exceed $25 per month during the first policy year and $10 per month thereafter.

The monthly administrative charge reimburses Union Central for expenses incurred in the administration of the policies and the separate account. Such expenses include but are not limited to: confirmations, annual reports and account statements, maintenance of policy records, maintenance of separate account records, administrative personnel costs, mailing costs, data processing costs, legal fees, accounting fees, filing fees, the costs of other services necessary for owner servicing and accounting, valuation, regulatory and updating requirements.

Should the guaranteed charges prove to be insufficient, we will not increase the charges above such guaranteed levels.

Supplemental and/or Rider Benefit Charges. See "Supplemental and/or Rider Benefits," page ____.

Daily Mortality and Expense Risk Charge

Union Central deducts a daily charge from assets in the separate account attributable to the policies. This charge does not apply to guaranteed account assets attributable to the policies. During the first ten policy years, the charge is equal on an annual basis to 0.75% of assets. Thereafter, the charge is equal on an annual basis to 0.25% of assets. These rates are guaranteed not to increase for the duration of a policy. Union Central may realize a profit from this charge. Although Union Central does not believe that it is possible to allocate this charge to different risks, Union Central feels that a reasonable estimate is that during the first ten policy years, 0.30% of this charge is allocable to mortality risk, and 0.45% to expense risk; and thereafter, 0.10% of this charge is allocable to mortality risk, and 0.15% to expense risk.

The mortality risk Union Central assumes is that the insureds on the policies may die sooner than anticipated and therefore Union Central will pay an aggregate amount of death benefits greater than anticipated. The expense risk Union Central assumes is that expenses incurred in issuing and administering the policies and the separate account will exceed the amounts realized from the administrative charges assessed against the policies.

Transfer Charge

We currently assess a transfer charge of $10 for each transfer made during a policy year after the first twelve transfers. We reserve the right to decrease or eliminate the number of free transfers; in addition the transfer charge may be increased, but is guaranteed not to exceed $15 per transfer. We will deduct the transfer charge from the remaining account value in the subdivisions or the guaranteed account from which the transfer is being made on a pro rata basis. We do not expect a profit from this charge.

Surrender Charge

If a policy is completely surrendered or lapses, Union Central may deduct a surrender charge from the account value. The surrender charge includes a sales surrender charge and an administrative surrender charge. The maximum surrender charge is set forth in your policy. There is no additional sales surrender charge applicable to increases in specified amount. However, if the policy is completely surrendered following an increase in base specified amount, an additional administrative surrender charge may apply, as described below.

Any surrender charge deducted upon lapse is credited back to the policy's account value upon reinstatement. The surrender charge on the date of reinstatement will be the same as it was on the date of lapse. For purposes of determining the surrender charge on any date after reinstatement, the period the policy was lapsed will not count.

Sales Surrender Charge. A sales surrender charge is deducted if the policy is surrendered or lapses during the first fifteen policy years following the policy date. The maximum sales surrender charge is 26% of the premiums paid up to a sales surrender premium shown in the policy. The maximum amount shown in the policy is based on the age at issue, sex, specified amount, death benefit option, and rate class applicable to the insured. Increases in the policy's specified amount will not affect the amount of the sales surrender premium, or the amount of the maximum sales surrender charge. Decreases in the policy's specified amount may reduce the sales surrender premium if the decrease is effective prior to the payment of cumulative premiums in an amount equal to the initial sales surrender premium shown in the policy. We will notify you of any reduction in the sales surrender premium, and the amount of the maximum sales surrender charge, at the time of any decrease in specified amount that causes such reductions.

The greatest sales surrender charge applicable to a portion of account value is paid if you lapse or surrender in policy years one through five. The maximum sales surrender charge in these years equals 26% of actual premiums paid up to the sales surrender premium shown in the policy. After the fifth policy year, the maximum sales surrender charge percentage declines on a monthly basis in level increments until it reaches 0% at the end of the fifteenth policy year, as shown in the following table.

      END OF              SALES SURRENDER
      POLICY YEAR         CHARGE PERCENTAGE
      -----------         -----------------

         1-5                    26%
          6                     23.4%
          7                     20.8%
          8                     18.2%
          9                     15.6%
         10                     13.0%
         11                     10.4%
         12                      7.8%
         13                      5.2%
         14                      2.6%
         15                       0%

The purpose of the sales surrender charge is to reimburse Union Central for some of the expenses incurred in the distribution of the policies. The sales surrender charge may be insufficient to recover distribution expenses related to the sale of the policies. See "Daily Mortality and Expense Risk Charge," page _____, and "Cost of Insurance Charge," page ___.

Administrative Surrender Charge. An administrative surrender charge is deducted if the policy is surrendered or lapses during the first fifteen policy years following the policy date or any increase in base specified amount (see "Surrender Charge" above). The administrative surrender charge is equal to an amount per $1000 of base specified amount, and depends upon the age of the insured at the time that the base specified amount to which it applies was issued, and the policy year in which the charge is imposed. For issue ages 30 to 39, the amount per $1000 is $3.50 during policy years 1 through 5; for issue ages 40 to 49, the amount per $1000 is $4.50 during policy years 1 through 5; for issue ages 50 to 59, the amount per $1000 is $5.50 during policy years 1 through 5; and for issue ages 60 to 69, the amount per $1000 is $6.50 during policy years 1 through
5. The charge declines monthly after the end of the fifth policy year to zero at the end of policy year fifteen. Applicable administrative surrender charge rates, which increase with issue age, are set forth in full in the policy.

If the base specified amount is increased, the increase is subject to a new administrative surrender charge. This charge is imposed if the policy is surrendered or lapses within fifteen policy years from the effective date of the increase, and is in addition to any sales surrender charge or administrative surrender charge that may be applicable if the policy is surrendered or lapses within fifteen policy years after the policy date.

The administrative surrender charge partially covers the administrative costs of processing surrenders, lapses, and increases and reductions in base specified amount, as well as legal, actuarial, systems, mailing, and other overhead costs connected with Union Central's variable life insurance operations.

Fund Expenses

The value of the net assets of each subaccount reflects the management fees and other expenses incurred by the corresponding portfolio in which the subaccount invests. The investment advisers earn management fees for the services they provide in managing the portfolios. See the prospectuses for the portfolios. The fee table appears on page ___.

Cost of Additional Benefits Provided by Riders

The cost of additional benefits provided by riders is part of the monthly deduction and is charged to the account value on the monthly date. See "Supplemental and/or Rider Benefits," page
____.

Income Tax Charge

Union Central does not currently assess any charge for income taxes incurred as a result of the operations of the subaccounts of the separate account. We reserve the right, however, to assess a charge for such taxes against the subaccounts if we determine that such taxes will be incurred.

Special Arrangements

Where permitted by state regulation, Union Central may reduce or waive the sales charge component of the premium expense charge; the monthly administrative charge; and/or the surrender charge, under policies purchased by (i) directors, officers, current or retired employees ("employees"), or agents of Union Central, or affiliates thereof, or their spouses or dependents; (ii) directors, officers, employees, or agents of broker-dealers that have entered into selling agreements with Carillon Investments, Inc. relating to the policies, or their spouses or dependents; or (iii) directors, officers, employees, or affiliates of the portfolios or investment advisers or sub-advisers or distributors thereof, or their spouses or dependents. In addition, in the future, Union Central may reduce or waive the sales charge component of the premium expense charge, and/or the surrender charge if a policy is purchased by the owner of another policy issued by Union Central, and/or through transfer or exchange from a life insurance policy issued by Union Central, each in accordance with rules established by Union Central and applied on a uniform basis. Reductions or waivers of the sales charge component of the premium expense charge, the monthly administrative charge, and the surrender charge reflect the reduced sales and administrative effort associated with policies sold to the owners specified. The home office can provide advice regarding the availability of reduced or waived charges to such owners.

The policies will be issued to group or sponsored arrangements, as well as on an individual basis. A "group arrangement" includes a program under which a trustee, employer or similar entity purchases policies covering a group of individuals. An example of such an arrangement is a non-qualified deferred compensation plan. A "sponsored arrangement" includes a program under which an employer permits group solicitation of its employees or an association permits group solicitation of its members for the purchase of policies on an individual basis.
The policies may not be available in connection with group or sponsored arrangements in all states.

For policies issued in connection with group or sponsored arrangements, Union Central may reduce or waive one or more of the following charges: the sales charge component of the premium expense charge; the surrender charge; the monthly charge for the cost of insurance; rider charges; monthly administrative charges; daily mortality and expense risk charges; and/or the transfer charge. We may also reduce the minimum specified amount per policy. In addition, the interest rate credited on amounts taken from the subdivisions as a result of a loan may be increased for these policies. Union Central will waive or reduce these charges as described below and according to its rules in effect when the policy application is approved.

To qualify for a waiver or reduction, a group or sponsored arrangement must satisfy certain criteria, for example, size of the group, or number of years in existence. Generally, the sales contacts and effort, administrative costs, and insurance cost and mortality expense risk per policy may vary based on such factors as the size of the group or sponsored arrangement, its stability, the purposes for which the policies are purchased, and certain characteristics of its members (including underwriting-related factors that are determined by Union Central to result in lower anticipated expenses of providing insurance coverage, and/or lower mortality expense risk, under policies sold to members of the group or through the sponsored arrangement). The amount of any reduction and the criteria for qualification will reflect the reduced sales and administrative effort resulting from sales to qualifying group or sponsored arrangements, and/or the reduced anticipated cost of insurance or mortality expense risk under such policies. Union Central may modify from time to time the amount or availability of any charge reduction or waiver, or the criteria for qualification.

Charge reductions or waivers will not be unfairly discriminatory against any person, including the affected owners and all other owners of policies funded by the separate account.


                   HOW YOUR ACCOUNT VALUES VARY
--------------------------------------------------------------

There is no minimum guaranteed account value or cash surrender value. These values will vary with the investment experience of the subaccounts and/or the daily crediting of interest in the guaranteed account, and will depend on the allocation of account value. If the cash surrender value on a monthly date is less than the amount of the monthly deduction to be deducted on that date (see page ____) and the minimum guaranteed period is not then in effect, the policy will be in default and a grace period will begin. See "Minimum Guaranteed Period," page ____, and "Grace Period," page ____.

Determining the Account Value

On the policy date, the account value is equal to the initial net premium credited, less the monthly deduction made as of the policy date. On each valuation date thereafter, the account value is the sum of the variable account, the guaranteed account, and the loan account. The account value will vary to reflect the performance of the subdivisions to which amounts have been allocated, interest credited on amounts allocated to the guaranteed account, interest credited on amounts in the loan account, charges, transfers, partial cash surrenders, loans and loan repayments.

Subdivision Values. When you allocate an amount to a subdivision, either by net premium allocation or transfer, your policy is credited with accumulation units in the subaccount corresponding to that subdivision. The number of accumulation units is determined by dividing the amount allocated to the subdivision by the subaccount's accumulation unit value for the valuation date when the allocation is effected.

The number of accumulation units credited to your policy will increase when net premiums are allocated to the subdivision, amounts are transferred to the subdivision, and loan repayments are credited to the subdivision. The number of accumulation units credited to a policy will decrease when the allocated portion of the monthly deduction is taken from the subdivision, a loan is made, an amount is transferred from the subdivision, or a partial surrender is taken from the subdivision.

Determination of Unit Value. Union Central uses the unit value for each subaccount to determine the variable account value for a policy. The unit value at the end of a valuation date is the unit value at the end of the previous valuation date times the net investment factor, as described below. The variable account value for a policy is determined on any day by multiplying the number of units attributable to each subaccount corresponding to subdivisions in which account value is invested by the unit value for that subaccount on that day, and aggregating the resulting subaccount values.

Net Investment Factor. The net investment factor is an index applied to measure the investment performance of a subaccount from one valuation period to the next. Each subaccount has a net investment factor for each valuation period which may be greater or less than one. Therefore, the value of a unit may increase or decrease. The net investment factor for any subaccount for any valuation period is determined by dividing
(1) by (2) and subtracting (3) from the result, where:

(1)   is the net result of:

   a. the net asset value per share of the portfolio held in the subaccount, determined at the end of the current valuation period; plus

   b. the per share amount of any dividend or capital gain distributions made by the portfolio to the subaccount, if the "ex-dividend" date occurs during the current valuation period; plus or minus

   c. a per share charge or credit for any taxes incurred by or reserved for in the subaccount, which is determined by us to have resulted from the operations of the subaccount.

(2)   is the net result of:

   a. the net asset value per share of the portfolio held in the subaccount, determined at the end of the last prior valuation period (adjusted for an "ex-dividend"); plus or minus

   b. the per share charge or credit for any taxes reserved for the immediately preceding valuation period.

(3) is a daily factor representing the mortality and expense risk charge deducted from the subaccount for the policy adjusted for the number of days in the valuation period.

Guaranteed Account. On any valuation date, the guaranteed account of a policy is the total of all net premiums allocated to the guaranteed account, plus any amounts transferred to the guaranteed account, plus interest credited on such net premiums and amounts, less the amount of any transfers, including transfer charges, taken from the guaranteed account, less the amount of any partial cash surrenders taken from the guaranteed account, less any amounts transferred from the guaranteed account in connection with loans, and less the pro-rata portion of the monthly deduction deducted from the guaranteed account.

Loan Account. On any valuation date, if there have been any loans, the loan account is equal to amounts transferred to the loan account from the subaccounts and from the guaranteed account as collateral for loans and for due and unpaid loan interest, amounts transferred from the loan account to the subaccounts and the guaranteed account as policy debt is repaid, and interest credited on the loan account.

Cash Value

The cash value on a valuation date is the account value less the surrender charge that would be applicable on that valuation date.

Cash Surrender Value

The cash surrender value on a valuation date is the cash value reduced by any policy debt. Cash surrender value is used to determine whether a partial cash surrender may be taken, and whether policy debt is excessive (see page ). It is also the amount that is available upon full surrender of the policy (see page _____).


        DEATH BENEFIT AND CHANGES IN SPECIFIED AMOUNT
---------------------------------------------------------------

As long as the policy remains in force, Union Central will pay the death benefit proceeds upon receipt at the home office of proof of the insured's death that Union Central deems satisfactory. Union Central may require return of the policy. The death benefit proceeds will be paid in a lump sum generally within seven calendar days of receipt of satisfactory proof (see "When Proceeds Are Paid," page ____ or, if elected, under a payment option (see "Payment Options," page ___). The death benefit will be paid to the beneficiary. See "Selecting and Changing the Beneficiary," page ____.

Amount of Death Benefit Proceeds

The death benefit proceeds are equal to the sum of the death benefit under the death benefit option selected calculated on the date of the insured's death, plus any supplemental and/or rider benefits, minus any policy debt on that date. If the date of death occurred during a grace period, the death benefit proceeds are the death benefit immediately prior to the start of the grace period, minus policy debt and minus any past due monthly deductions. Under certain circumstances, the amount of the death benefit may be further adjusted. See "Limits on Rights to Contest the Policy" and "Misstatement of Age or Sex," page ____.

If part or all of the death benefit is paid in one sum, Union
Central will pay interest on this sum as required by applicable state law from the date of receipt of due proof of the insured's death to the date of payment.

Death Benefit Options

You may choose one of two death benefit options, which will be used to determine the death benefit. Under Option A, the death benefit is the greater of the specified amount or the Applicable Percentage of account value on the date of the insured's death. Under Option B, the death benefit is the greater of the specified amount plus the account value on the date of death, or the Applicable Percentage of the account value on the date of the insured's death.

When you apply for the policy, you will also choose one of two alternative tests to evaluate whether your policy qualifies as a life insurance contract under the Internal Revenue Code. If you choose the guideline premium test, total premium payments paid in a policy year may not exceed the guideline premium payment limitations for life insurance set forth under the Internal Revenue Code. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a policy year, so long as the death benefit is large enough compared to the account value to meet the test requirements.
You may also choose one of two enhanced death benefit options when you apply for the policy that are designed to increase the death benefit on the life of the insured person at certain ages.

If investment performance is favorable, the amount of the death benefit may increase. However, under Option A, the death benefit ordinarily will not change for several years to reflect any favorable investment performance and may not change at all. Under Option B, the death benefit will vary directly with account value, which reflects the investment performance of the subaccounts as well as interest credited to the guaranteed account. For an illustration of the impact that investment performance may have on the death benefit, see the illustrations
beginning on page         .

Under the guideline premium test, the "Applicable Percentage" is 250% when the insured has attained age 40 or less, and decreases each year thereafter to 100% when the insured has attained age
95. A table showing the Applicable Percentages for Attained Ages 0 to 95 is included in Appendix B. Appendix B also includes a table showing factors that apply if you choose the cash value accumulation test.

Enhanced Death Benefit Option

You may choose one of two enhanced death benefit options when you apply for your policy. The two options establish increased death benefits on the life of the insured person at certain ages based on the life expectancy of the insured person. We offer two corridors, a nine-year corridor and a fifteen-year corridor. If you choose this option, your death benefit will be calculated using the factors shown in Appendix C. While this option is available free of charge, the enhanced death benefit may cause the cost of insurance to be higher than in a policy without this option.

Initial Specified Amount and Death Benefit Option

The initial specified amount is set at the time the policy is issued. You may change the specified amount from time to time, as discussed below. You select the death benefit option when you apply for the policy. You also may change the death benefit option, as discussed below.

When you apply for the policy, you can combine coverage under either or both the Accounting Benefit Rider and the Annual Renewable Term Rider with coverage under the base policy to obtain the desired specified amount for an insured. You must allocate at least $25,000 to base specified amount. Otherwise there are no restrictions on how you allocate among base specified amount and ABR or ART specified amount. Use of these riders can lower your cost of insurance charge.

Accounting Benefit Rider. The Accounting Benefit Rider ("ABR") provides the opportunity to allocate part of the policy's specified amount to this rider. The use of this rider results in a higher cash value for the policy in the early years of the policy than would otherwise be the case, because there are no surrender charges associated with coverage under this rider and the monthly deductions associated with the specified amount allocated to the rider are correspondingly lower in early policy years than the monthly deduction that would be required for base policy coverage; monthly deductions are correspondingly higher in later policy years. The monthly deduction associated with the specified amount allocated to the rider is made up of both a cost of insurance charge and an ABR specified amount charge. This rider is available only at issue.

Annual Renewable Term Rider. The Annual Renewable Term Rider ("ART") provides the opportunity to allocate part of the policy's specified amount to this rider. The ART Rider will adjust over time to maintain total death benefit coverage as described below.

The death benefit for the ART Rider is the difference between your total death benefit and the sum of the base death benefit and ABR death benefit. The ART death benefit automatically adjusts daily as your base and ABR death benefit changes. The total death benefit depends on which death benefit option is in effect:

Option A: If Option A is in effect, the total death benefit is the greater of:
      (A) the specified amount (the base specified amount and any specified amount allocated to the ABR or ART); or
      (B) the account value multiplied by the Applicable
          Percentage of account value on the date of the insured's death.

Option B: If Option B is in effect, the total death benefit is the greater of:
      (A) the specified amount (the base specified amount and any specified amount allocated to the ABR or ART), plus the account value; or
      (B) the account value multiplied by the Applicable Percentage of account value on the date of the insured's death.

It is possible that the amount of your insurance coverage under the ART Rider may be zero if your base and ABR death benefit increases enough. The insurance coverage under the ART Rider can never be less than zero. Even when the insurance coverage is reduced to zero, your ART Rider remains in effect until you remove it from your policy. Therefore, if the base and ABR death benefit decreases to below the total death benefit, the ART Rider increases to maintain the total death benefit.

You may change the specified amount as described in this prospectus.

There is no defined premium for a given amount of insurance coverage under the ART Rider. Instead, we deduct a monthly cost of insurance charge from your account value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage multiplied by the net amount at risk attributable to the rider in effect that month. The cost of insurance rates will be determined by us based on the age at issue, sex, and rate class of the insured, as well as the policy year. The current cost of insurance rates for this rider are lower than the cost of insurance rates for the base policy, however, the guaranteed cost of insurance rates are higher.

Changes in Death Benefit Option

You may change the death benefit option on your policy, by notice to us, subject to the following rules. (After any change, the specified amount must be at least $50,000.) The effective date of the change will be the monthly date next following the day that Union Central receives and accepts notice of the request for change. Union Central may require satisfactory
evidence of insurability.   A change in the death benefit option
may have adverse tax consequences. You should consult a tax adviser before changing the death benefit option.

When a change from Option A to Option B is made, unless requested by notice to us, the specified amount after the change is effected will be equal to the specified amount before the change less the account value on the effective date of the change. When a change from Option B to Option A is made, unless requested by notice to us, the specified amount after the change will be equal to the specified amount before the change is effected and the death benefit will be reduced by the account value on the effective date of the change.

Changes in Specified Amount

When you apply for your policy, you may allocate part of your initial specified amount to the Accounting Benefit Rider or the Annual Renewable Term Rider (see "Supplemental and/or Rider Benefits", page _____). This allocation will have an effect on the monthly deductions made from your policy. After your policy is issued, you may request a change in the specified amount, by notice to us, subject to the following rules. If a change in the specified amount would result in total premiums paid exceeding the premium limitations prescribed under current tax law to qualify your policy as a life insurance contract, Union Central will refund promptly to the owner the amount of such excess above the premium limitations.

The minimum amount of any decrease in specified amount is $5,000, and any decrease in specified amount will become effective on the monthly date next following the date that notice requesting the decrease is received and approved by us. Union Central reserves the right to decline a requested decrease in the specified amount if compliance with current tax law resulting from this decrease would result in immediate termination of the policy, or if to effect the requested decrease, payments to the owner would have to be made from the accumulated value for compliance with applicable tax law, and the amount of such payments would exceed the cash surrender value under the policy.

Decreasing the specified amount of the policy may have the effect of decreasing monthly cost of insurance charges. Decreasing the specified amount of the policy may have adverse tax consequences. Any decrease in specified amount will be made in proportion to the specified amount attributable to the base policy, the Accounting Benefit Rider and the Annual Renewable Term Rider.

Any increase in the specified amount must be at least $5,000 (unless the increase is effected pursuant to a rider providing for automatic increases in specified amount), and an application must be submitted. Any increase that is not guaranteed by rider will require satisfactory evidence of insurability and must meet Union Central's underwriting rules. A change in planned periodic premiums may be advisable. See "Premium Payments Upon
Increase in Specified Amount," page       .  The increase in
specified amount will become effective on the monthly date next following the date the request for the increase is received and approved, and the account value will be adjusted to the extent necessary to reflect a monthly deduction as of the effective date based on the increase in specified amount. You can increase your ART specified amount at any time. You can increase your ABR and base specified amount at any time, so long as they remain in the same proportions as they were when your policy was issued.

A new administrative surrender charge period will apply only to the increased base specified amount, starting with the effective
date of the increase.  (See "Surrender Charge," page          ).

Changing the specified amount of the policy may have adverse tax consequences. You should consult a tax adviser before changing the specified amount.

Selecting and Changing the Beneficiary

You select one or more beneficiary(ies) in your application.
You may later change the beneficiary(ies) in accordance with the terms of the policy. The primary beneficiary, or, if the primary beneficiary is not living, the contingent beneficiary, is the person entitled to receive the death benefit proceeds under the policy. If the insured dies and there is no surviving beneficiary, the owner or the estate of the owner will be the beneficiary. If a beneficiary is designated as irrevocable, then the beneficiary's consent must be obtained to change the beneficiary.


                       CASH BENEFITS
--------------------------------------------------------------

Loans

After the first policy year and while the insured is living, and provided the policy is not in the grace period, you may borrow against your policy at any time by submitting notice to the home office. (In certain states, loans may also be available during the first policy year.) The minimum amount of any loan request is $500 (subject to state regulation). The maximum loan amount is equal to the sum of 90% of the variable account, plus 100% of the guaranteed account, less any surrender charges that would be applicable on the effective date of the loan, less loan interest to the annual date. Outstanding loans reduce the amount available for new loans. Loans will be processed as of the date your notice is received and approved. Loan proceeds generally will be sent to you within seven calendar days. See "When Proceeds Are Paid," page ____, and "Transfers from the
Guaranteed Account," page       .

Interest. Each year Union Central will set the annual loan interest rate. The rate will never be more than the maximum permitted by law, and will not be changed more frequently than once per year. The rate for a policy year may not exceed the greater of (i) the Published Monthly Average for the calendar month ending two months before the annual date at the beginning of the policy year; or (ii) the guaranteed minimum interest rate applicable to the guaranteed account, plus 1.0%. The Published Monthly Average means Moody's Corporate Bond Yield Average - Monthly Average Corporates, as published by Moody's Investor Service, Inc., or any successor to that service; or if the average is no longer published, a substantially similar average, established by regulation issued by the insurance supervisory official of the state in which the policy is delivered.

If the maximum annual loan interest rate for a policy year is at least 0.5% higher than the rate set for the previous policy year, we may increase the rate to no more than that limit. If the maximum limit for a policy year is at least 0.5% lower than the rate set for the previous policy year, we will reduce the rate to at least that limit.

Union Central will notify owners of the initial rate of interest when a loan is made. We will notify the owner at least thirty days in advance of any increase in the annual loan interest rate applicable to any outstanding loan.

Interest is due and payable at the end of each policy year while a loan is outstanding. If interest is not paid when due, the amount of the interest is added to the loan and becomes part of the outstanding loan.

Policy Debt. Outstanding loans (including unpaid interest added to the loan) plus accrued interest not yet due equals the policy debt.

Loan Collateral. When a policy loan is made, an amount sufficient to secure the loan is transferred out of the variable account and the guaranteed account and into the policy's loan account. Thus, a loan will have no immediate effect on the account value, but other policy values, such as the cash surrender value and the death benefit proceeds, will be reduced immediately by the amount transferred to the loan account. This transfer is made against the account value in each subdivision and the guaranteed account in proportion to the account value in each on the effective date of the loan, unless the owner specifies that transfers be made from specific subdivisions. An amount of account value equal to any due and unpaid loan interest which exceeds interest credited to the loan account will also be transferred to the loan account on each annual date. Such interest will be transferred from each subdivision and the guaranteed account in the same proportion that account value in each subdivision and the guaranteed account bears to the total unloaned account value.

The loan account will be credited with interest at an effective annual rate of not less than the annual loan interest rate, less 1.5% during the first ten policy years, and 0.25% thereafter. Thus, the maximum net cost of a loan per year is 1.5% during the first ten policy years, and 0.25% thereafter (the net cost of a loan is the difference between the rate of interest charged on policy loans and the amount credited on the equivalent amount held in the loan account). Union Central will determine the rate of interest to be credited to the loan account in its sole discretion, and the rate may change from time to time.

Loan Repayment; Effect if Not Repaid. You may repay all or part of your policy debt at any time while the insured is living and the policy is in force. Loan repayments must be sent to the home office and will be credited as of the date received. The owner may give us notice that a specific unscheduled premium made while a loan is outstanding is to be applied as a loan repayment. (Loan repayments, unlike unscheduled premiums, are not subject to premium expense charges.) We will apply any planned periodic premiums, and any unscheduled premiums without notice, as premium payments. When a loan repayment is made, account value in the loan account in an amount equivalent to the repayment is transferred from the loan account to the subdivisions and the guaranteed account. Thus, a loan repayment will have no immediate effect on the account value, but other policy values, such as the cash surrender value, will be increased immediately by the amount of the loan repayment. Amounts will be transferred to the subdivisions and the guaranteed account in accordance with the owner's current net premium allocation instructions.

If the death benefit becomes payable while a loan is outstanding, the policy debt will be deducted in calculating the death benefit proceeds.

If on a monthly date the cash value less any policy debt (the cash surrender value) is less than the amount of the monthly deduction due for the following policy month, the policy will be in default. You, and any assignee of record, will be sent notice of the default. You will have a 61-day grace period to submit a sufficient payment to avoid termination of coverage under the policy. The notice will specify the amount that must be repaid to prevent termination.

Effect of Policy Loan. A loan, whether or not repaid, will have a permanent effect on the death benefit and policy values because the investment results of the subaccounts of the separate account and current interest rates credited on account value in the guaranteed account will apply only to the non-loaned portion of the account value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the subaccounts or credited interest rates for the guaranteed account while the loan is outstanding, the effect could be favorable or unfavorable.
Loans may increase the potential for lapse if investment results of the subaccounts are less than anticipated. Also, loans could, particularly if not repaid, make it more likely than otherwise for a policy to terminate. Please consult your tax adviser concerning the tax treatment of policy loans, and the adverse tax consequences if a policy lapses with loans outstanding. In addition, if your policy is a modified endowment contract, loans may be currently taxable and subject to a 10% penalty tax.

Surrendering the Policy for Cash Surrender Value

You may surrender your policy at any time for its cash surrender value by submitting notice to the home office. Union Central may require return of the policy. A surrender charge may apply. See "Surrender Charge," page ____. A surrender request will be processed as of the date your notice and all required documents are received. Payment will generally be made within seven
calendar days.  See "When Proceeds are Paid," page        , and
"Transfers from the Guaranteed Account," page ____. The cash surrender value may be taken in one lump sum or it may be applied to a payment option acceptable to you and to us. See "Payment Options," shown below. Your policy will terminate and cease to be in force if it is surrendered. It cannot later be reinstated. A surrender may result in adverse tax consequences, and if your policy is a modified endowment contract, may also trigger a 10% penalty tax. See "Tax Considerations," page
 .

Partial Cash Surrenders

You may make partial cash surrenders under your policy at any time subject to the conditions below. You must submit notice to the home office. Each partial cash surrender must be at least $500. The partial surrender amount may not exceed the cash surrender value. There is no fee or charge imposed on a partial cash surrender. As of the date Union Central receives notice of a partial cash surrender request, the cash value will be reduced by the partial cash surrender amount.

Unless the owner requests that a partial cash surrender be deducted from specified subdivisions, the partial cash surrender amount will be deducted from your account value in the subdivisions and in the guaranteed account pro-rata in proportion to the account value in each.

If death benefit Option A is in effect, Union Central will reduce the specified amount by the partial cash surrender amount. Union Central may reject a partial cash surrender request if the partial cash surrender would reduce the specified amount below $50,000, or if the partial cash surrender would cause the policy to fail to qualify as a life insurance contract under applicable tax laws, as interpreted by Union Central.

Partial cash surrender requests will be processed as of the date notice is received by us, and generally will be paid within seven calendar days. See "When Proceeds Are Paid," page ____, and "Transfers from the Guaranteed Account," page ___.

A partial cash surrender may result in adverse tax consequences, and if your policy is a modified endowment contract, may also trigger a 10% penalty tax.  See "Tax Considerations," page
______.


Maturity Benefit

The maturity date is the insured's age 100. If the policy is still in force on the maturity date, the maturity benefit will be paid to you. The maturity benefit is equal to the cash surrender value on the maturity date. The maturity date can be extended. See "Maturity Extension Endorsement," page _____.

Payment Options

Surrender proceeds and death benefit proceeds under the policy are generally payable in a lump sum. We may offer alternative payment options. Owners or beneficiaries should contact Union Central or their Union Central agent for information regarding payment options that may be available at the time of payment.


    ILLUSTRATIONS OF ACCOUNT VALUES, CASH SURRENDER VALUES,
        DEATH BENEFITS AND ACCUMULATED PREMIUM PAYMENTS
--------------------------------------------------------------

We prepared the following tables to illustrate hypothetically how certain values under a policy may change with investment performance over an extended period of time. The tables illustrate how account values, cash surrender values and death benefits under a policy covering an insured of a given age on the issue date, would vary over time if planned periodic premiums were paid annually and the return on the assets in each of the portfolios were an assumed uniform gross annual rate of 0%, 6% and 12%. The values would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The tables also show planned periodic premiums accumulated at 5% interest compounded annually. THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. These illustrations assume that net premiums are allocated equally among the subdivisions available under the policy, and that no amounts are allocated to the guaranteed account.

The illustrations reflect the fact that the net investment return on the assets held in the subaccounts is lower than the gross after-tax return of the selected portfolios. The tables assume an average annual expense ratio of 0.768 % of the average daily net assets of the portfolios available under the policies. This average annual expense ratio is based on a simple arithmetic average of the actual expense ratios of each of the portfolios for the last fiscal year. For information on the portfolios' expenses, see the prospectuses for the portfolios accompanying this Prospectus.

In addition, the illustrations reflect the daily charge to the separate account for assuming mortality and expense risks, which is equal on an annual basis to 0.75% during the first ten policy years, and 0.25% thereafter. After deduction of portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return of 0%, 6%
and 12% would correspond to approximate net annual rates of   -
1.507%, 4.403%, and 10.313%, respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%, respectively, thereafter.

The illustrations also reflect the deduction of the applicable premium expense charge, and the monthly deduction, including the monthly cost of insurance charge for the hypothetical insured. Union Central's current cost of insurance charges, and the higher guaranteed maximum cost of insurance charges that Union Central has the contractual right to charge, are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for federal or state income taxes are currently made against the separate account and assume no policy debt or charges for supplemental and/or rider benefits.

Certain of the illustrations reflect the choice of guideline premium test or cash value accumulation test, and all of the illustrations reflect the choice of allocating a portion of your specified amount to the Accounting Benefit Rider and the Annual Renewable Term Rider.

The illustrations are based on Union Central's sex distinct preferred rates. Upon request, owner(s) will be furnished with a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

            THE UNION CENTRAL LIFE INSURANCE COMPANY
--------------------------------------------------------------


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45         EXECUTIVE EDGE             $300,000 SPECIFIED AMOUNT
PREFERRED                  $5,900 ANNUAL PREMIUM      DEATH BENEFIT OPTION A
VARIABLE INVESTMENT        USING CURRENT CHARGES      GUIDELINE PREMIUM TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30


(1)   Assumes that no policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45         EXECUTIVE EDGE             $300,000 SPECIFIED AMOUNT
PREFERRED                  $5,900 ANNUAL PREMIUM      DEATH BENEFIT OPTION A
VARIABLE INVESTMENT        USING GUARANTEED CHARGES   GUIDELINE PREMIUM TEST

                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30



(1)   Assumes that no policy loans have been made.

(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45         EXECUTIVE EDGE             $300,000 SPECIFIED AMOUNT
PREFERRED                  $5,900 ANNUAL PREMIUM      DEATH BENEFIT OPTION B
VARIABLE INVESTMENT        USING CURRENT CHARGES      GUIDELINE PREMIUM TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30


(1)   Assumes that no policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

      (4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45         EXECUTIVE EDGE             $300,000 SPECIFIED AMOUNT
PREFERRED                  $5,900 ANNUAL PREMIUM      DEATH BENEFIT OPTION B
VARIABLE INVESTMENT        USING GUARANTEED CHARGES   GUIDELINE PREMIUM TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30



(1)   Assumes that no policy loans have been made.

(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

      (4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45    EXECUTIVE EDGE              $300,000 SPECIFIED AMOUNT
PREFERRED             $5,900 ANNUAL PREMIUM       DEATH BENEFIT OPTION A
VARIABLE INVESTMENT   USING CURRENT CHARGES       CASH VALUE ACCUMULATION TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30


(1)   Assumes that no policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

      (4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45      EXECUTIVE EDGE             $300,000 SPECIFIED AMOUNT
PREFERRED               $5,900 ANNUAL PREMIUM      DEATH BENEFIT OPTION A
VARIABLE INVESTMENT     USING GUARANTEED CHARGES   CASH VALUE ACCUMULATION TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30



(1)   Assumes that no policy loans have been made.

(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

(4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45   EXECUTIVE EDGE               $300,000 SPECIFIED AMOUNT
PREFERRED            $5,900 ANNUAL PREMIUM        DEATH BENEFIT OPTION B
VARIABLE INVESTMENT  USING CURRENT CHARGES        CASH VALUE ACCUMULATION TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30



(1)   Assumes that no policy loans have been made.

(2) Current values reflect applicable Premium Expense Charges, current cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $5.00 per month in year 1 and $5.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

      (4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


               THE UNION CENTRAL LIFE INSURANCE COMPANY

                  VARIABLE UNIVERSAL LIFE INSURANCE

MALE ISSUE AGE: 45   EXECUTIVE EDGE               $300,000 SPECIFIED AMOUNT
PREFERRED            $5,900 ANNUAL PREMIUM        DEATH BENEFIT OPTION B
VARIABLE INVESTMENT  USING GUARANTEED CHARGES     CASH VALUE ACCUMULATION TEST


                                                                 CASH
                DEATH BENEFIT          ACCOUNT VALUE         SURRENDER VALUE
             --------------------   --------------------  --------------------
    PREMIUMS Assuming Hypothetical  Assuming Hypothetical Assuming Hypothetical
    ACCUM.       Gross Annual           Gross Annual          Gross Annual
     AT 5%   Investment Return of   Investment Return of  Investment Return of
END INTEREST --------------------   --------------------  --------------------
OF   PER     0%     6%      12%     0%      6%     12%    0%      6%     12%
YEAR YEAR   Gross   Gross   Gross   Gross  Gross  Gross   Gross  Gross  Gross
---- ----   -----   -----   -----   -----  -----  -----   -----  -----  -----

1
2
3
4
5

6
7
8
9
10

11
12
13
14
15

20
25
30


(1)   Assumes that no policy loans have been made.

(2) Guaranteed values reflect applicable Premium Expense Charges, guaranteed cost of insurance rates based on an allocation of specified amount as follows: $100,000 to base, $100,000 to the Accounting Benefit Rider, $100,000 to the Annual Renewable Term Rider, a monthly administrative charge of $25.00 per month in year 1 and $10.00 per month thereafter, the ABR specified amount charge, and a mortality and expense risk charge of 0.75% of assets during the first ten policy years, and 0.25% thereafter.

(3) Net investment returns are calculated as the hypothetical gross investment returns less all charges and deductions shown in the prospectus.

      (4) Assumes that the planned periodic premium is paid at the beginning of each policy year. Values would be different if the premiums are paid with a different frequency or in different amounts.

(5) The illustrated gross annual investment rates of return of 0%, 6%, and 12% would correspond to approximate net annual rates of -1.507%, 4.403%, and 10.313% respectively, during the first ten policy years, and -1.013%, 4.926%, and 10.866%.


THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER AND PREVAILING RATES. THE DEATH BENEFIT AND ACCOUNT VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, OR 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE PORTFOLIOS THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

             OTHER POLICY BENEFITS AND PROVISIONS
-------------------------------------------------------------

Limits on Rights to Contest the Policy

Incontestability. Subject to state regulation, Union Central will not contest the policy, or any supplemental and/or rider benefits (except accidental death and/or disability benefits), after the policy or rider has been in force during the insured's lifetime for two years from the issue date or the effective date of the rider, unless fraud is involved. Any increase in the specified amount will be incontestable with respect to statements made in the evidence of insurability for that increase after the increase has been in force during the life of the insured for two years after the effective date of the increase.

Suicide Exclusion. Subject to state regulation, if the insured dies by suicide within two years after the issue date, we will not pay a death benefit. The policy will be terminated, and we will return the premium payments made before death, less any policy debt and any partial cash surrenders. If the insured dies by suicide within two years after an increase in specified amount that is subject to evidence of insurability, we will not pay any death benefit attributable to the increase. In such case, prior to calculating the death benefit, Union Central will restore to the cash value the sum of the monthly cost of insurance charges made for that increase.

Changes in the Policy or Benefits

Misstatement of Age or Sex. If the insured's age or sex has been misstated in the application for the policy or in any application for supplemental and/or rider benefits:

   if the misstatement becomes known after the death of the insured, then the death benefit under the policy or such supplemental and/or rider benefits will be adjusted to the correct amount (reflecting the correct age or sex) for the monthly deduction made for the month in which death occurred;

   if the misstatement becomes known during the lifetime of the insured, policy values will be adjusted to those based on the correct monthly deductions (reflecting the correct age or sex) since the policy date. If the policy's values are insufficient to cover the monthly deduction on the prior monthly date, the grace period will be deemed to have begun on such date, and notification will be sent to the owner at least 61 days prior to the end of the grace period.

Other Changes. At any time Union Central may make such changes in the policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code or to make the policy conform with any law or regulation issued by any government agency to which it is subject.

When Proceeds Are Paid

Union Central will ordinarily pay any death benefit proceeds, loan proceeds, partial cash surrender proceeds, or full surrender proceeds within seven calendar days after receipt at the home office of all the documents required for such a payment. Other than the death benefit, which is determined as of the date of death, the amount will be determined as of the date of receipt of required documents. However, Union Central may delay making a payment or processing a transfer request if
(1) the New York Stock Exchange is closed for other than a regular holiday or weekend, trading on the New York Stock Exchange is restricted by the SEC, or the SEC declares that an emergency exists as a result of which the disposal or valuation of separate account assets is not reasonably practicable; or (2) the SEC by order permits postponement of payment to protect Union Central's policy owners. See also "Payment Deferral from the Guaranteed Account," page ____.

Reports to Policy Owners

Each year you will be sent a report at your last known address showing, as of the end of the current report period: account value; cash value; death benefit; amount of interest credited to the guaranteed account; change in value of the variable account; premiums paid since the last report; loans; partial cash surrenders; expense charges; and cost of insurance charges since the prior report; and any other information required by law.
You will also be sent an annual and a semi-annual report for each portfolio underlying a subdivision to which you have allocated account value, including a list of the securities held in each portfolio, as required by the 1940 Act. In addition, when you pay premium payments, or if you take out a loan, transfer amounts or make partial cash surrenders, you will receive a written confirmation of these transactions.

Assignment

The policy may be assigned in accordance with its terms. In order for any assignment to be binding upon Union Central, it must be in writing and filed at the home office. Once Union Central has received a signed copy of the assignment, the owner's rights and the interest of any beneficiary (or any other person) will be subject to the assignment. Union Central assumes no responsibility for the validity or sufficiency of any assignment. An assignment is subject to any policy debt. Assigning the policy may have tax consequences. You should consult a tax adviser before assigning the policy.

Reinstatement

The policy may be reinstated within five years after lapse and before the maturity date, subject to compliance with certain conditions, including the payment of a necessary premium payment and submission of satisfactory evidence of insurability. See your policy for further information.

Supplemental and/or Rider Benefits

The following supplemental and/or rider benefits may be available and added to your policy. Any monthly charges for these benefits and/or riders will be deducted from your account value as part of the monthly deduction (see page ____). The supplemental and/or rider benefits available with the policies provide fixed benefits that do not vary with the investment experience of the separate account.

   Term Insurance Rider for Other Insured Persons. Provides a death benefit amount payable on the death of other insured persons specified. The other insured death benefit amount may be changed, subject to certain conditions. In addition, the rider coverage may be converted to a new policy on the other insured, subject to certain conditions.

   Scheduled Increase Option Rider for the Insured. Provides for automatic increases in the specified amount on each annual date, subject to the terms of the rider; the amount of the increase is specified in the rider. The rate class applicable to the scheduled increases will be the rate class of the insured on the issue date of the rider. There is no cost for this rider.

   Guaranteed Death Benefit Rider (No-Lapse Rider in Maryland). Provides that the policy will remain in force and will not lapse before the expiration date of the rider shown on the schedule page of your contract, provided that the sum of premium payments to date, less any partial cash surrenders and any policy debt, equals or exceeds the minimum monthly premium for the rider times the number of policy months since the policy date. The rider extends the minimum guaranteed period under your policy from three years to thirty years or until you are 65 years old, whichever occurs earlier. This rider terminates on any monthly date when the sum of premium payments, less any partial cash surrenders and any policy debt, is less than the minimum monthly premium for the rider multiplied by the number of policy months since the policy date. Once terminated, this rider will not be reinstated. This rider is not available for all ages and rate classes, in all states, or under certain circumstances where the Term Insurance Rider for Other Insured Persons is also added to the policy.

   Cost of Living Rider for the Insured. Provides for automatic increases in the specified amount on each annual date, subject to the terms of the rider; the amount of the increase will be based on increases in the Consumer Price Index, as specified in the rider. The rate class applicable to the cost of living increases will be the rate class of the insured on the issue date of the rider. There is no cost for this rider.

   Guaranteed Insurability Option Rider. Provides the right to increase the specified amount on each option date by the benefit amount shown in the rider. No evidence of insurability will be required. Option dates are the annual dates nearest the insured's 25th, 28th, 31st, 34th, 37th, and 40th birthdays. Option dates may be advanced in the event of the insured's marriage or adoption of a child.

   Accidental Death Benefit Rider. Provides an additional death benefit payable if the insured's death results from certain accidental causes. There is no cash value for this benefit.

   Total Disability Benefit Rider - Waiver of Monthly Deduction.
Provides for waiver of the monthly deduction during the total disability of the insured.

   Total Disability Benefit Rider - Policy Continuation to
Maturity Date Not Guaranteed. Provides for the crediting to the policy as premium payments the monthly total disability benefit set forth in the rider during the total disability of the insured.

   Children's Insurance Rider. Provides a death benefit payable on the death of a child of the insured. More than one child can be covered. There is no cash value for this benefit.

   Insurance Exchange Rider. Provides the right to exchange the policy for a new policy on the life of a substitute insured. Exercise of the right is subject to satisfactory evidence of insurability of the substitute insured, and may result in a cost or credit to the owner. The new policy can be any adjustable life insurance policy issued by Union Central at the time the exchange privilege is exercised. The policy date for the new policy will generally be the same as the policy date of the exchanged policy; the issue date for the new policy will be the date of exchange. The initial cash value under the new policy will be the same as the cash value of the policy on the date of the exchange. There is no cost for this rider, and there are no charges or other fees imposed under the policy or the new policy at the time of the exchange. For purposes of calculating any surrender charges subsequently imposed on the policy acquired by exchange, we will take into account the number of policy years that this policy, and the policy acquired by exchange, have been in force. Exercise of this rider will result in a taxable exchange.

   Accelerated Benefits Rider. Provides for an accelerated payment of up to 50% of the policy's death benefit (up to a maximum benefit of $500,000). This advance payment of the death benefit will be available if you are diagnosed as terminally ill, as defined in the rider. Certain charges will apply. Payment will be subject to evidence satisfactory to Union Central. You should consult your tax adviser before you request accelerated payment.

   Maturity Extension Endorsement. Provides the right, within two years of the maturity date defined in your policy, to extend the maturity date to either the date of the insured's death or the date you request full surrender of the policy, whichever occurs first. If you exercise this extension option, the following will occur: all other riders attached to your policy will terminate on the original maturity date; after the maturity date has been extended, the account value will continue to vary based on investment experience and we will continue to charge interest on policy loans, but we will no longer accept new premium payments or deduct charges for cost of insurance or monthly expenses. There is no cost for this endorsement. The tax consequences associated with continuing the policy beyond age 100 are unclear. A tax adviser should be consulted.

ADDITIONAL RULES AND LIMITS APPLY TO THESE SUPPLEMENTAL AND/OR RIDER BENEFITS. NOT ALL SUCH BENEFITS MAY BE AVAILABLE AT ANY TIME AND IN ANY GIVEN STATE, AND SUPPLEMENTAL AND/OR RIDER BENEFITS IN ADDITION TO THOSE LISTED ABOVE MAY BE MADE AVAILABLE. PLEASE ASK YOUR UNION CENTRAL AGENT FOR FURTHER INFORMATION, OR CONTACT THE HOME OFFICE.

Addition, Deletion or Substitution of Investments

Union Central reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the separate account or that the separate account may purchase. If the shares of a portfolio are no longer available for investment or if in Union Central's judgment further investment in any portfolio should become inappropriate in view of the purposes of the separate account, Union Central may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management company or unit investment trust without owner consent. The substituted portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future premium payments, or both. Union Central will not substitute any shares attributable to a policy's interest in the separate account without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act or other applicable law. Union Central may close subaccounts to allocations of premium payments or account value, or both, at any time its sole discretion.

Union Central also reserves the right to establish additional subaccounts of the separate account, each of which would invest in shares corresponding to a new portfolio or in shares of another investment company having a specific investment objective. Subject to applicable law and any required SEC approval, Union Central may in its sole discretion establish new subaccounts or eliminate one or more subaccounts if marketing needs, tax considerations or investment conditions warrant. Any new subaccount may be made available to existing owner(s) on a basis to be determined by Union Central.

If any of these substitutions or changes are made, Union Central may by appropriate endorsement change the policy to reflect the substitution or other change. If Union Central deems it to be in the best interests of owner(s), and subject to any approvals that may be required under applicable law, the separate account may be operated as a management company under the 1940 Act, it may be deregistered under that Act if registration is no longer required, or it may be combined with other Union Central separate accounts. Union Central reserves the right to make any changes to the separate account required by the 1940 Act or other applicable law or regulation.

Voting Rights

Union Central is the legal owner of shares held by the subaccounts and as such has the right to vote on all matters submitted to shareholders of the portfolios. However, as required by law, Union Central will vote shares held in the subaccounts at regular and special meetings of shareholders of the portfolios in accordance with instructions received from owners with account value in the subdivisions. Should the applicable federal securities laws, regulations or interpretations thereof change, Union Central may be permitted to vote shares of the portfolios in its own right, and if so, Union Central may elect to do so.

To obtain voting instructions from owners, before a meeting owners will be sent voting instruction material, a voting instruction form and any other related material. The number of shares held by each subaccount for which an owner may give voting instructions is currently determined by dividing the portion of the owner's account value in the subdivision corresponding to the subaccount by the net asset value of one share of the applicable portfolio. Fractional votes will be counted. The number of votes for which an owner may give instructions will be determined as of the date coincident with the date established by the fund for determining shareholders eligible to vote at the relevant meeting of the fund. Shares held by a subaccount for which no timely instructions are received will be voted by Union Central in the same proportion as those shares for which voting instructions are received.

Union Central may, if required by state insurance officials, disregard owner voting instructions if such instructions would require shares to be voted so as to cause a change in sub-classification or investment objectives of one or more of the portfolios, or to approve or disapprove an investment advisory agreement. In addition, Union Central may under certain circumstances disregard voting instructions that would require changes in the investment advisory agreement or investment adviser of one or more of the portfolios, provided that Union Central reasonably disapproves of such changes in accordance with applicable federal regulations. If Union Central ever disregards voting instructions, owners will be advised of that action and of the reasons for such action in the next semiannual report. Finally, Union Central reserves the right to modify the manner in which the weight to be given to pass-through voting instructions is calculated when such a change is necessary to comply with current federal regulations or the current interpretation thereof.

Participating

The policy is issued on a participating basis, and as such is eligible to share in Union Central's profits and surplus to the extent determined by our Board of Directors in its sole discretion. Union Central does not currently anticipate that the policies will participate in profits or surplus in the foreseeable future.

State Variations

Certain policy features, including the "free look," incontestability, and suicide provisions, are subject to state variation. The owner should read his or her policy carefully to determine whether any variations apply in the state in which the policy is issued.


                      TAX CONSIDERATIONS


Introduction

The following summary provides a general description of the Federal income tax considerations associated with the policy and does not purport to be complete or to cover all tax situations. This discussion is not intended as tax advice. Counsel or other competent tax advisors should be consulted for more complete information. This discussion is based upon our understanding of the present Federal income tax laws. No representation is made as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service.

Tax Status of the Policy

In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a life insurance policy must satisfy certain requirements which are set forth in Internal Revenue Code Section 7702. Guidance as to how these requirements are to be applied is limited with respect to policies issued on a substandard basis. Nevertheless, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to modify the policy as necessary in order to do so.

Section 7702 provides that if one of two alternate tests is met, a policy will be treated as a life insurance policy for federal income tax purposes. These tests are referred to as the "cash value accumulation test" and the "guideline premium test".

Under the cash value accumulation test, there is no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to account value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, sex, and premium class at any point in time, multiplied by the account value. A table of the Cash Value Accumulation Test factors can be found in Appendix B.

The guideline premium test provides for a maximum premium in relation to the death benefit, and a minimum "corridor" of death
benefit in relation to account value.   A table of the Guideline
Premium Test factors can also be found in Appendix B.

This policy allows the owner to choose, at the time of application, which of these tests we will apply to the policy. Your choice cannot be changed. Without regard to which test you choose, we will at all times assure that the policy meets the statutory definition which qualifies the policy as life insurance for federal income tax purposes. In addition, as long as the policy remains in force, increases in account value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from the policy, such as a partial withdrawal or loan.

In certain circumstances, owners of variable life insurance policies have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the policyowners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the policy, such as the flexibility of the owner to allocate premium payments and account value, have not been explicitly addressed in published rulings. While we believe that the policy does not give the owner investment control over variable account assets, we reserve the right to modify the policy as necessary to prevent the owner from being treated as the owner of the variable account assets supporting the policy.

In addition, the Code requires that the investments of the subaccounts be "adequately diversified" in order for the policy to be treated as a life insurance contract for Federal income tax purposes. It is intended that the subaccounts, through the portfolios, will satisfy these diversification requirements.

The following discussion assumes that the policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

In General. We believe that the death benefit under a policy should be excludible from the gross income of the beneficiary. Federal, state and local estate, inheritance, transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each owner or beneficiary. A tax adviser should be consulted on these consequences.

Generally, the owner of a policy will not be deemed to be in constructive receipt of the account value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract."

Modified Endowment Contracts. Under the Internal Revenue Code, certain life insurance contracts are classified as "Modified Endowment Contracts," with less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policy as to premium payments and benefits, the individual circumstances of each policy will determine whether it is classified as a Modified Endowment Contract. The rules are too complex to be summarized here, but generally depend on the amount of premium payments made during the first seven policy years. Certain changes in a policy after it is issued could also cause it to be classified as a Modified Endowment Contract. A current or prospective owner should consult with a competent adviser to determine whether a policy transaction will cause the policy to be classified as a Modified Endowment Contract.

Distributions Other Than Death Benefits from Modified Endowment
Contracts. Policies classified as Modified Endowment Contracts are subject to the following tax rules:

(1) All distributions other than death benefits from a Modified Endowment Contract, including distributions upon surrender and withdrawals, will be treated first as distributions of gain taxable as ordinary income and as tax-free recovery of the owner's investment in the policy only after all gain has been distributed.

(2) Loans taken from or secured by a policy classified as a Modified Endowment Contract are treated as distributions and taxed accordingly.

(3) A 10 percent additional income tax is imposed on the amount subject to tax except where the distribution or loan is made when the owner has attained age 59-1/2 or is disabled, or where the distribution is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's beneficiary or designated beneficiary.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Distributions Other Than Death Benefits from Policies that are not Modified Endowment Contracts. Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for Federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

Loans from or secured by a policy that is not a Modified
Endowment Contract are generally not treated as distributions.
However, the tax consequences of a loan after the tenth policy year are less clear and a tax adviser should be consulted about such loans.

Finally, neither distributions from nor loans from or secured by a policy that is not a Modified Endowment Contract are subject to the 10 percent additional income tax.

Investment in the Policy. Your investment in the policy is generally your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax-free.

Policy Loans. In general, interest on a policy loan will not be deductible. Before taking out a policy loan, you should consult a tax adviser as to the tax consequences.

Multiple Policies. All Modified Endowment Contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract for purposes of determining the amount includible in the owner's income when a taxable distribution occurs.

Business Uses of the Policy. Businesses can use the policy in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax adviser. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax adviser.

Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the policy.

Possible Charges for Union Central's Taxes

At the present time, Union Central makes no charge for any Federal, state or local taxes (other than the charge for state premium taxes) that may be attributable to the subaccounts or to the policies. We reserve the right to charge the subaccounts for any future taxes or economic burden we may incur.


   OTHER INFORMATION ABOUT THE POLICIES AND UNION CENTRAL
------------------------------------------------------------

Sale of the Policies

The policies will be offered to the public on a continuous basis, but we reserve the right to discontinue the offering. Applications for policies are solicited by agents who are licensed by applicable state insurance authorities and appointed by us to sell our variable life contracts and who are also registered representatives of Carillon Investments, Inc. ("Carillon Investments") or of a broker-dealer that has entered into a selling agreement with Carillon Investments. The address of Carillon Investments, one of our wholly-owned subsidiaries,
is 1876 Waycross Road, Cincinnati, Ohio  45240.   Carillon
Investments is an Ohio corporation, formed on November 9, 1983, and qualified to do business in all fifty states. Carillon Investments is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

Carillon Investments acts as the principal underwriter (as defined in the 1940 Act) for the separate account, pursuant to an underwriting agreement between Union Central and Carillon Investments. Carillon Investments is not obligated to sell any specific number of policies. Selling agents may be paid a maximum of 50% of planned periodic premiums attributed to the base specified amount paid up to an amount equal to one "target premium," plus 2% of any other first-year premiums. In addition, selling agents may be paid a maximum of 15% of planned periodic premiums attributed to the ABR specified amount paid up to an amount equal to one "target premium". A "target premium" is an amount of premium based on the insured's age at issue, sex, rate class, specified amount, and supplemental and/or rider benefits. Selling agents may also receive service fees in policy years after the first, additional compensation based on persistency or other policy-related factors, as well as non-cash compensation. We may also compensate sales managers.

Carillon Investments will receive the 12b-1 fees assessed against shares of the Templeton International Securities Fund
Class 2 portfolio attributable to the policies as compensation for providing certain services.

Union Central Directors and Executive Officers

See Appendix A for a list of the names, ages, addresses and principal occupations of Union Central's directors and executive officers.

State Regulation

Union Central is subject to regulation by the Department of Insurance of the State of Ohio, which periodically examines the financial condition and operations of Union Central. Union Central is also subject to the insurance laws and regulations of all jurisdictions where it does business. The policy described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

Union Central is required to submit annual statements of operations, including financial statements, to the insurance departments of the various jurisdictions where it does business to determine solvency and compliance with applicable insurance laws and regulations.

Additional Information

A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Experts

The financial statements of Carillon Life Account at December 31, 1999 and 1998 and for the years then ended, and of The Union Central Life Insurance Company at December 31, 1999 and 1998 and for the years then ended, appearing in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

Other financial statements included herein are unaudited.

Actuarial Matters

Actuarial matters included in this prospectus have been examined by Kristal E. Hambrick, FSA, MAAA, of Union Central, whose opinion is filed as an exhibit to the Registration Statement.

Litigation

No litigation is pending that would have a material effect upon the separate account.

Legal Matters

Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

Financial Statements

The financial statements of the separate account and of Union Central appear on the pages following the appendices. The financial statements of Union Central should be distinguished from financial statements of the separate account and should be considered only as bearing upon Union Central's ability to meet its obligations under the policies.

Note: We will include the required financial statements, including "stub" financial statements, in the pre-effective amendment filing.



                      APPENDIX B

      UNION CENTRAL DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the name, age, address and principal occupations during the past five years of each of Union Central's directors and executive officers.

Name and Principal             Positions with Depositor
Business Address*              and Background
------------------             ------------------------
James M. Anderson              Director, Union Central; President and CEO,
3333 Burnet Avenue             Children's Hospital Medical Center; prior to
Cincinnati, Ohio 45219         1996, Secretary, Access Corporation

V. Anderson Coombe             Director, Union Central; Chairman of the Board,
2503 Spring Grove Avenue       The Wm. Powell Company
Cincinnati, Ohio 45214

William A. Friedlander         Director, Union Central; Chairman, Bartlett &
36 East Fourth Street          Co.
Cincinnati, Ohio 45202

John H. Jacobs*                Director, President and Chief Operating Officer,
                               Union Central


William G. Kagler              Director, Union Central; former Chairman of the
18 Hampton Court               Board, Swallen's, Inc.; prior to November, 1995,
Cincinnati, Ohio 45208         various executive positions with Skyline Chili,
                               Inc.

Lawrence A. Leser              Director, Union Central; Chairman,
312 Walnut Street              The E. W. Scripps Company; prior to August,
Cincinnati, Ohio 45202         1994, President and CEO, The E.W. Scripps
                               Company

Francis V. Mastrianna, Ph.D.   Director, Union Central; Dean, College of
Slippery Rock University       Information Science and Business Administration,
Slippery Rock, PA 16057        Slippery Rock University of Pennsylvania

Mary D. Nelson, FSA            Director, Union Central; President, Nelson and
105 West Fourth Street         Company
Cincinnati, Ohio 45202

Thomas E. Petry                Director, Union Central; Former Chairman of the
250 East Fifth Street          Board and CEO, Eagle-Picher Industries, Inc.
Suite 500
Cincinnati, Ohio 45202

Larry R. Pike*                 Chairman and Chief Executive Officer, Union
                               Central

Myrtis H. Powell, Ph.D.        Director, Union Central; Vice President of
Miami University               Student Affairs, Miami University
113 Warfield Hall
Oxford, Ohio 45056

Dudley S. Taft                 Director, Union Central; President, Taft
312 Walnut Street              Broadcasting Company
Suite 3550
Cincinnati, Ohio 45202

John M. Tew, Jr., M.D.         Director, Union Central; Professor and Chairman,
506 Oak Street                 Department of Neurosurgery, University of
Cincinnati, Ohio  45219        Cincinnati Medical Center, and Member, Mayfield
                               Clinic

Stephen R. Hatcher*            Executive Vice President and Chief Financial
                               Officer, Union Central

Dale D. Johnson*               Senior Vice President, Union Central

Gerald A. Lockwood*            Senior Vice President and Corporate Actuary,
                               Union Central

David F. Westerbeck*           Senior Vice President, General Counsel and
                               Secretary, Union Central

__________
* The principal business address of the person designated is 1876 Waycross Road, Cincinnati, Ohio 45240.





                                   APPENDIX B
-----------------------------------------------------------------------------

                           TABLE OF APPLICABLE PERCENTAGES
                              FOR GUIDELINE PREMIUM TEST

Attained
Age            Percentage

0-40           250%
 41            243%
 42            236%
 43            229%
 44            222%
 45            215%
 46            209%
 47            203%
 48            197%
 49            191%
 50            185%
 51            178%
 52            171%
 53            164%
 54            157%
 55            150%
 56            146%
 57            142%
 58            138%
 59            134%
 60            130%
 61            128%
 62            126%
 63            124%
 64            122%
 65            120%
 66            119%
 67            118%
 68            117%
 69            116%
 70            115%
 71            113%
 72            111%
 73            109%
 74            107%
75-90          105%
 91            104%
 92            103%
 93            102%
 94            101%
95+            100%







                TABLE OF CASH VALUE ACCUMULATION TEST FACTORS

Attained   Male     Male        Female  Female     Unisex   Unisex
Age        Smoker   Nonsmoker   Smoker  Nonsmoker  Smoker   Nonsmoker
 0         10.31     12.33       12.91    14.40    10.94    12.69
 1         10.30     12.43       12.84    14.39    10.93    12.78
 2         10.00     12.10       12.47    14.00    10.62    12.44
 3          9.70     11.76       12.11    13.60    10.30    12.09
 4          9.41     11.43       11.74    13.21     9.98    11.74
 5          9.12     11.10       11.38    12.82     9.68    11.40
 6          8.83     10.76       11.03    12.43     9.37    11.06
 7          8.55     10.44       10.68    12.05     9.07    10.72
 8          8.27     10.11       10.34    11.68     8.78    10.39
 9          7.99      9.79       10.01    11.32     8.49    10.06
10          7.73      9.47        9.68    10.96     8.20     9.73
11          7.46      9.16        9.36    10.61     7.93     9.42
12          7.21      8.86        9.05    10.26     7.66     9.11
13          6.97      8.58        8.76     9.93     7.40     8.82
14          6.74      8.31        8.47     9.62     7.16     8.54
15          6.52      8.06        8.19     9.31     6.93     8.28
16          6.33      7.82        7.93     9.01     6.72     8.03
17          6.15      7.59        7.67     8.73     6.52     7.79
18          5.97      7.37        7.43     8.45     6.33     7.56
19          5.80      7.16        7.19     8.18     6.15     7.34
20          5.64      6.95        6.96     7.92     5.97     7.13
21          5.48      6.75        6.74     7.67     5.80     6.92
22          5.32      6.55        6.53     7.42     5.63     6.71
23          5.17      6.36        6.32     7.18     5.47     6.51
24          5.02      6.17        6.11     6.95     5.30     6.31
25          4.87      5.98        5.91     6.73     5.14     6.11
26          4.72      5.79        5.72     6.51     4.98     5.92
27          4.57      5.60        5.54     6.30     4.83     5.73
28          4.43      5.42        5.36     6.09     4.67     5.55
29          4.29      5.25        5.18     5.89     4.53     5.37
30          4.15      5.08        5.01     5.70     4.38     5.19
31          4.01      4.91        4.85     5.51     4.24     5.02
32          3.88      4.75        4.69     5.33     4.10     4.85
33          3.76      4.59        4.54     5.15     3.97     4.69
34          3.64      4.44        4.39     4.98     3.84     4.54
35          3.52      4.29        4.25     4.81     3.72     4.39
36          3.41      4.15        4.11     4.65     3.60     4.24
37          3.30      4.01        3.98     4.50     3.48     4.10
38          3.19      3.88        3.85     4.35     3.37     3.96
39          3.09      3.75        3.73     4.21     3.26     3.83
40          2.99      3.63        3.61     4.07     3.16     3.71
41          2.90      3.51        3.50     3.94     3.06     3.59
42          2.81      3.39        3.39     3.81     2.97     3.47
43          2.73      3.28        3.29     3.69     2.88     3.36
44          2.65      3.18        3.19     3.57     2.79     3.25
45          2.57      3.07        3.10     3.46     2.71     3.14
46          2.49      2.98        3.00     3.35     2.63     3.04
47          2.42      2.88        2.92     3.25     2.56     2.95
48          2.35      2.79        2.83     3.15     2.48     2.86
49          2.29      2.70        2.75     3.05     2.41     2.77
50          2.22      2.62        2.67     2.95     2.35     2.68
51          2.16      2.54        2.60     2.86     2.28     2.60
52          2.10      2.46        2.53     2.78     2.22     2.52
53          2.05      2.39        2.46     2.69     2.16     2.44
54          1.99      2.31        2.39     2.61     2.10     2.37
55          1.94      2.24        2.33     2.53     2.05     2.30
56          1.89      2.18        2.26     2.46     2.00     2.23
57          1.85      2.12        2.20     2.39     1.95     2.17
58          1.80      2.06        2.15     2.32     1.90     2.10
59          1.76      2.00        2.09     2.25     1.86     2.04
60          1.72      1.94        2.04     2.18     1.82     1.99
61          1.68      1.89        1.98     2.12     1.77     1.93
62          1.65      1.84        1.93     2.06     1.73     1.88
63          1.61      1.79        1.88     2.00     1.70     1.83
64          1.58      1.75        1.83     1.94     1.66     1.78
65          1.55      1.70        1.79     1.89     1.63     1.74
66          1.52      1.66        1.74     1.84     1.59     1.69
67          1.49      1.62        1.70     1.79     1.56     1.65
68          1.46      1.58        1.66     1.74     1.53     1.61
69          1.43      1.55        1.63     1.70     1.50     1.58
70          1.41      1.51        1.59     1.65     1.48     1.54
71          1.39      1.48        1.55     1.61     1.45     1.51
72          1.36      1.45        1.52     1.57     1.43     1.48
73          1.34      1.42        1.48     1.53     1.40     1.45
74          1.32      1.39        1.45     1.50     1.38     1.42

75          1.30      1.37        1.42     1.46     1.36     1.39
76          1.29      1.34        1.39     1.43     1.34     1.36
77          1.27      1.32        1.37     1.40     1.32     1.34
78          1.25      1.30        1.34     1.37     1.31     1.32
79          1.24      1.28        1.32     1.35     1.29     1.30
80          1.23      1.26        1.30     1.32     1.27     1.28
81          1.21      1.24        1.28     1.30     1.26     1.26
82          1.20      1.23        1.26     1.27     1.24     1.24
83          1.19      1.21        1.24     1.25     1.23     1.22
84          1.18      1.20        1.22     1.23     1.22     1.21
85          1.17      1.18        1.20     1.21     1.20     1.19
86          1.16      1.17        1.19     1.20     1.19     1.18
87          1.15      1.16        1.18     1.18     1.18     1.17
88          1.14      1.15        1.16     1.17     1.17     1.15
89          1.13      1.14        1.15     1.15     1.16     1.14
90          1.12      1.13        1.14     1.14     1.15     1.13
91          1.12      1.12        1.13     1.13     1.14     1.12
92          1.11      1.11        1.11     1.11     1.13     1.11
93          1.10      1.10        1.10     1.10     1.12     1.10
94          1.09      1.09        1.09     1.09     1.11     1.09
95          1.07      1.07        1.08     1.08     1.10     1.08
96          1.06      1.06        1.06     1.06     1.08     1.06
97          1.05      1.05        1.05     1.05     1.07     1.05
98          1.03      1.03        1.03     1.03     1.05     1.03
99          1.02      1.02        1.02     1.02     1.04     1.02





                   APPENDIX C
      ENHANCED DEATH BENEFIT OPTION TABLES

    Nine Year Corridor-Guideline Premium Test

ATTAINED                    ATTAINED
AGE        PERCENTAGE       AGE         PERCENTAGE
41          243.00%         71          113.00%
42          236.00          72          111.00
43          229.00          73          109.00
44          222.00          74          107.00
45          215.00          75          105.00

46          209.00          76          105.00
47          203.00          77          105.00
48          197.00          78          105.00
49          191.00          79          105.00
50          185.00          80          105.00

51          178.00          81          109.20
52          171.00          82          113.40
53          164.00          83          117.60
54          157.00          84          121.80
55          150.00          85          126.00

56          146.00          86          121.80
57          142.00          87          117.60
58          138.00          88          113.40
59          134.00          89          109.20
60          130.00          90          105.00

61          128.00          91          104.00
62          126.00          92          103.00
63          124.00          93          102.00
64          122.00          94          101.00
65          120.00          95 and over 100.00

66          119.00
67          118.00
68          117.00
69          116.00
70          115.00


        Fifteen year corridor-Guideline Premium Test

ATTAINED                    ATTAINED
AGE         PERCENTAGE      AGE         PERCENTAGE
41          243.00%         71          113.00%
42          236.00          72          111.00
43          229.00          73          109.00
44          222.00          74          107.00
45          215.00          75          105.00

46          209.00          76          105.00
47          203.00          77          105.00
48          197.00          78          107.63
49          191.00          79          110.25
50          185.00          80          112.88

51          178.00          81          115.50
52          171.00          82          118.13
53          164.00          83          120.75
54          157.00          84          123.38
55          150.00          85          126.00

56          146.00          86          123.38
57          142.00          87          120.75
58          138.00          88          118.13
59          134.00          89          115.50
60          130.00          90          112.88

61          128.00          91          109.20
62          126.00          92          105.58
63          124.00          93          102.00
64          122.00          94          101.00
65          120.00          95 and over 100.00

66          119.00
67          118.00
68          117.00
69          116.00
70          115.00


        Nine Year Corridor-Cash Value Accumulation Test

Attained Male    Male       Female Female    Unisex   Unisex
Age      Smoker  Nonsmoker  Smoker Nonsmoker Smoker   Nonsmoker
 0        10.31    12.33    12.91    14.40    10.94    12.69
 1        10.30    12.43    12.84    14.39    10.93    12.78
 2        10.00    12.10    12.47    14.00    10.62    12.44
 3         9.70    11.76    12.11    13.60    10.30    12.09
 4         9.41    11.43    11.74    13.21     9.98    11.74
 5         9.12    11.10    11.38    12.82     9.68    11.40
 6         8.83    10.76    11.03    12.43     9.37    11.06
 7         8.55    10.44    10.68    12.05     9.07    10.72
 8         8.27    10.11    10.34    11.68     8.78    10.39
 9         7.99     9.79    10.01    11.32     8.49    10.06
10         7.73     9.47     9.68    10.96     8.20     9.73
11         7.46     9.16     9.36    10.61     7.93     9.42
12         7.21     8.86     9.05    10.26     7.66     9.11
13         6.97     8.58     8.76     9.93     7.40     8.82
14         6.74     8.31     8.47     9.62     7.16     8.54
15         6.52     8.06     8.19     9.31     6.93     8.28
16         6.33     7.82     7.93     9.01     6.72     8.03
17         6.15     7.59     7.67     8.73     6.52     7.79
18         5.97     7.37     7.43     8.45     6.33     7.56
19         5.80     7.16     7.19     8.18     6.15     7.34
20         5.64     6.95     6.96     7.92     5.97     7.13
21         5.48     6.75     6.74     7.67     5.80     6.92
22         5.32     6.55     6.53     7.42     5.63     6.71
23         5.17     6.36     6.32     7.18     5.47     6.51
24         5.02     6.17     6.11     6.95     5.30     6.31
25         4.87     5.98     5.91     6.73     5.14     6.11
26         4.72     5.79     5.72     6.51     4.98     5.92
27         4.57     5.60     5.54     6.30     4.83     5.73
28         4.43     5.42     5.36     6.09     4.67     5.55
29         4.29     5.25     5.18     5.89     4.53     5.37
30         4.15     5.08     5.01     5.70     4.38     5.19
31         4.01     4.91     4.85     5.51     4.24     5.02
32         3.88     4.75     4.69     5.33     4.10     4.85
33         3.76     4.59     4.54     5.15     3.97     4.69
34         3.64     4.44     4.39     4.98     3.84     4.54
35         3.52     4.29     4.25     4.81     3.72     4.39
36         3.41     4.15     4.11     4.65     3.60     4.24
37         3.30     4.01     3.98     4.50     3.48     4.10
38         3.19     3.88     3.85     4.35     3.37     3.96
39         3.09     3.75     3.73     4.21     3.26     3.83
40         2.99     3.63     3.61     4.07     3.16     3.71
41         2.90     3.51     3.50     3.94     3.06     3.59
42         2.81     3.39     3.39     3.81     2.97     3.47
43         2.73     3.28     3.29     3.69     2.88     3.36
44         2.65     3.18     3.19     3.57     2.79     3.25
45         2.57     3.07     3.10     3.46     2.71     3.14
46         2.49     2.98     3.00     3.35     2.63     3.04
47         2.42     2.88     2.92     3.25     2.56     2.95
48         2.35     2.79     2.83     3.15     2.48     2.86
49         2.29     2.70     2.75     3.05     2.41     2.77
50         2.22     2.62     2.67     2.95     2.35     2.68
51         2.16     2.54     2.60     2.86     2.28     2.60
52         2.10     2.46     2.53     2.78     2.22     2.52
53         2.05     2.39     2.46     2.69     2.16     2.44
54         1.99     2.31     2.39     2.61     2.10     2.37
55         1.94     2.24     2.33     2.53     2.05     2.30
56         1.89     2.18     2.26     2.46     2.00     2.23
57         1.85     2.12     2.20     2.39     1.95     2.17
58         1.80     2.06     2.15     2.32     1.90     2.10
59         1.76     2.00     2.09     2.25     1.86     2.04
60         1.72     1.94     2.04     2.18     1.82     1.99
61         1.68     1.89     1.98     2.12     1.77     1.93
62         1.65     1.84     1.93     2.06     1.73     1.88
63         1.61     1.79     1.88     2.00     1.70     1.83
64         1.58     1.75     1.83     1.94     1.66     1.78
65         1.55     1.70     1.79     1.89     1.63     1.74
66         1.52     1.66     1.74     1.84     1.59     1.69
67         1.49     1.62     1.70     1.79     1.56     1.65
68         1.46     1.58     1.66     1.74     1.53     1.61
69         1.43     1.55     1.63     1.70     1.50     1.58
70         1.41     1.51     1.59     1.65     1.48     1.54
71         1.39     1.48     1.55     1.61     1.45     1.51
72         1.36     1.45     1.52     1.57     1.43     1.48
73         1.34     1.42     1.48     1.53     1.40     1.45
74         1.32     1.39     1.45     1.50     1.38     1.42
75         1.30     1.37     1.42     1.46     1.36     1.39
76         1.29     1.34     1.39     1.43     1.34     1.36
77         1.27     1.32     1.37     1.40     1.32     1.34
78         1.25     1.30     1.34     1.37     1.31     1.32
79         1.24     1.28     1.32     1.35     1.29     1.30
80         1.23     1.26     1.30     1.32     1.27     1.28
81         1.26     1.29     1.33     1.35     1.31     1.31
82         1.30     1.33     1.36     1.38     1.34     1.34
83         1.33     1.36     1.39     1.40     1.38     1.37
84         1.37     1.39     1.42     1.43     1.41     1.40
85         1.40     1.42     1.45     1.46     1.45     1.43
86         1.34     1.36     1.38     1.39     1.38     1.37
87         1.29     1.30     1.32     1.32     1.32     1.31
88         1.23     1.24     1.26     1.26     1.27     1.25
89         1.18     1.18     1.20     1.20     1.21     1.19
90         1.12     1.13     1.14     1.14     1.15     1.13
91         1.12     1.12     1.13     1.13     1.14     1.12
92         1.11     1.11     1.11     1.11     1.13     1.11
93         1.10     1.10     1.10     1.10     1.12     1.10
94         1.09     1.09     1.09     1.09     1.11     1.09
95         1.07     1.07     1.08     1.08     1.10     1.08
96         1.06     1.06     1.06     1.06     1.08     1.06
97         1.05     1.05     1.05     1.05     1.07     1.05
98         1.03     1.03     1.03     1.03     1.05     1.03
99         1.02     1.02     1.02     1.02     1.04     1.02

<captiion>

     Fifteen Year Corridor-Cash Value Accumulation Test

Attained Male    Male       Female Female    Unisex   Unisex
Age      Smoker  Nonsmoker  Smoker Nonsmoker Smoker   Nonsmoker

 0        10.31    12.33    12.91    14.40    10.94    12.69
 1        10.30    12.43    12.84    14.39    10.93    12.78
 2        10.00    12.10    12.47    14.00    10.62    12.44
 3         9.70    11.76    12.11    13.60    10.30    12.09
 4         9.41    11.43    11.74    13.21     9.98    11.74
 5         9.12    11.10    11.38    12.82     9.68    11.40
 6         8.83    10.76    11.03    12.43     9.37    11.06
 7         8.55    10.44    10.68    12.05     9.07    10.72
 8         8.27    10.11    10.34    11.68     8.78    10.39
 9         7.99     9.79    10.01    11.32     8.49    10.06
10         7.73     9.47     9.68    10.96     8.20     9.73
11         7.46     9.16     9.36    10.61     7.93     9.42
12         7.21     8.86     9.05    10.26     7.66     9.11
13         6.97     8.58     8.76     9.93     7.40     8.82
14         6.74     8.31     8.47     9.62     7.16     8.54
15         6.52     8.06     8.19     9.31     6.93     8.28
16         6.33     7.82     7.93     9.01     6.72     8.03
17         6.15     7.59     7.67     8.73     6.52     7.79
18         5.97     7.37     7.43     8.45     6.33     7.56
19         5.80     7.16     7.19     8.18     6.15     7.34
20         5.64     6.95     6.96     7.92     5.97     7.13
21         5.48     6.75     6.74     7.67     5.80     6.92
22         5.32     6.55     6.53     7.42     5.63     6.71
23         5.17     6.36     6.32     7.18     5.47     6.51
24         5.02     6.17     6.11     6.95     5.30     6.31
25         4.87     5.98     5.91     6.73     5.14     6.11
26         4.72     5.79     5.72     6.51     4.98     5.92
27         4.57     5.60     5.54     6.30     4.83     5.73
28         4.43     5.42     5.36     6.09     4.67     5.55
29         4.29     5.25     5.18     5.89     4.53     5.37
30         4.15     5.08     5.01     5.70     4.38     5.19
31         4.01     4.91     4.85     5.51     4.24     5.02
32         3.88     4.75     4.69     5.33     4.10     4.85
33         3.76     4.59     4.54     5.15     3.97     4.69
34         3.64     4.44     4.39     4.98     3.84     4.54
35         3.52     4.29     4.25     4.81     3.72     4.39
36         3.41     4.15     4.11     4.65     3.60     4.24
37         3.30     4.01     3.98     4.50     3.48     4.10
38         3.19     3.88     3.85     4.35     3.37     3.96
39         3.09     3.75     3.73     4.21     3.26     3.83
40         2.99     3.63     3.61     4.07     3.16     3.71
41         2.90     3.51     3.50     3.94     3.06     3.59
42         2.81     3.39     3.39     3.81     2.97     3.47
43         2.73     3.28     3.29     3.69     2.88     3.36
44         2.65     3.18     3.19     3.57     2.79     3.25
45         2.57     3.07     3.10     3.46     2.71     3.14
46         2.49     2.98     3.00     3.35     2.63     3.04
47         2.42     2.88     2.92     3.25     2.56     2.95
48         2.35     2.79     2.83     3.15     2.48     2.86
49         2.29     2.70     2.75     3.05     2.41     2.77
50         2.22     2.62     2.67     2.95     2.35     2.68
51         2.16     2.54     2.60     2.86     2.28     2.60
52         2.10     2.46     2.53     2.78     2.22     2.52
53         2.05     2.39     2.46     2.69     2.16     2.44
54         1.99     2.31     2.39     2.61     2.10     2.37
55         1.94     2.24     2.33     2.53     2.05     2.30
56         1.89     2.18     2.26     2.46     2.00     2.23
57         1.85     2.12     2.20     2.39     1.95     2.17
58         1.80     2.06     2.15     2.32     1.90     2.10
59         1.76     2.00     2.09     2.25     1.86     2.04
60         1.72     1.94     2.04     2.18     1.82     1.99
61         1.68     1.89     1.98     2.12     1.77     1.93
62         1.65     1.84     1.93     2.06     1.73     1.88
63         1.61     1.79     1.88     2.00     1.70     1.83
64         1.58     1.75     1.83     1.94     1.66     1.78
65         1.55     1.70     1.79     1.89     1.63     1.74
66         1.52     1.66     1.74     1.84     1.59     1.69
67         1.49     1.62     1.70     1.79     1.56     1.65
68         1.46     1.58     1.66     1.74     1.53     1.61
69         1.43     1.55     1.63     1.70     1.50     1.58
70         1.41     1.51     1.59     1.65     1.48     1.54
71         1.39     1.48     1.55     1.61     1.45     1.51
72         1.36     1.45     1.52     1.57     1.43     1.48
73         1.34     1.42     1.48     1.53     1.40     1.45
74         1.32     1.39     1.45     1.50     1.38     1.42
75         1.30     1.37     1.42     1.46     1.36     1.39
76         1.29     1.34     1.39     1.43     1.34     1.36
77         1.27     1.32     1.37     1.40     1.32     1.34
78         1.29     1.33     1.38     1.41     1.34     1.35
79         1.30     1.35     1.39     1.41     1.35     1.36
80         1.32     1.36     1.40     1.42     1.37     1.37
81         1.33     1.37     1.40     1.43     1.38     1.38
82         1.35     1.38     1.41     1.43     1.40     1.39
83         1.37     1.39     1.42     1.44     1.41     1.41
84         1.38     1.41     1.43     1.45     1.43     1.42
85         1.40     1.42     1.45     1.46     1.45     1.43
86         1.36     1.38     1.40     1.41     1.40     1.38
87         1.32     1.33     1.35     1.36     1.36     1.34
88         1.28     1.29     1.31     1.31     1.32     1.30
89         1.25     1.25     1.26     1.27     1.28     1.26
90         1.21     1.21     1.22     1.23     1.24     1.22
91         1.17     1.17     1.18     1.18     1.20     1.18
92         1.13     1.14     1.14     1.14     1.16     1.14
93         1.10     1.10     1.10     1.10     1.12     1.10
94         1.09     1.09     1.09     1.09     1.11     1.09
95         1.07     1.07     1.08     1.08     1.10     1.08
96         1.06     1.06     1.06     1.06     1.08     1.06
97         1.05     1.05     1.05     1.05     1.07     1.05
98         1.03     1.03     1.03     1.03     1.05     1.03
99         1.02     1.02     1.02     1.02     1.04     1.02


                   PART II - OTHER INFORMATION

                   UNDERTAKING TO FILE REPORTS

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    RULE 484 UNDERTAKING

    Reference is made to the Amended Articles of Incorporation and Code of Regulations of The Union Central Life Insurance Company (the "Code of Regulations"), filed as an exhibit to this Registration Statement. Specifically, Article VII of the Code of Regulations provides that Depositor shall, to the full extent permitted by the General Corporation Law of Ohio, indemnify any person who is or was a director or officer of the Depositor and whom it may indemnify pursuant thereto.
The Depositor may, within the sole discretion of its Board of Directors, indemnify in whole or in part any other person whom it may indemnify pursuant thereto.

     Section 1701.13 of the Ohio General Corporation Law provides as follows:

      (E)(1) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of it self, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

      (2) A corporation may indemnify or agree to indemnify any person who was or is a party, or is threatened to made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgement in its favor, by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any of the following:

        (a) Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the court of common pleas or the court in which such action or suit was brought determines, upon application, that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;


        (b) Any action or suit in which the only liability asserted against a director is pursuant to section
        1701.95 of the Revised Code.

     (3) To the extent that a director, trustee, officer, employee, member, manager, or agent has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in division (E)(1) or
     (2) of this section, or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

     (4) Any indemnification under division (E)(1) or (2) of this section, unless ordered by a court, shall be made by the corporation only as authorized in the specific case, upon a determination that indemnification of the director, trustee, officer, employee, member, manager, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in division
     (E)(1) or (2) of this section. Such determination shall be made as follows:

        (a) By a majority vote of a quorum consisting of directors of the indemnifying corporation who were not and are not parties to or threatened with the action, suit, or proceeding referred to in division
        (E)(1) or (2) of this section;

        (b) If the quorum described in division (E)(4)(a) of this section is not obtainable or if a majority vote of a quorum of disinterested directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the corporation or any person to be indemnified within the past five years;

        (c)  By the shareholders;

        (d) By the court of common pleas or the court in which the action, suit, or proceeding referred to in division
        (E)(1) or (2) of this section was brought.

        Any determination made by the disinterested directors under division (E)(4)(a) or by independent legal counsel under division (E)(4)(b) of this section shall be promptly communicated to the person who threatened or brought the action or suit by or in the right of the corporation under division (E)(2) of this section, and, within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

        (5)(a) Unless at the time of a director's act or omission that is the subject of an action, suit, or proceeding referred to in division (E)(1) or (2) of this section, the articles or the regulations of a corporation state, by specific reference to this division, that the provisions of this division do not apply to the corporation and unless the only liability asserted against a director in an action, suit, or proceeding referred to in division (E)(1) or (2) of this section is pursuant to section 1701.95 of the Revised Code, expenses, including attorney's fees, incurred by a director in defending the action, suit, or proceeding shall be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, upon receipt of an undertaking by or on behalf of the director in which he agrees to do both of the following:

           (i) Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation;

           (ii) Reasonably cooperate with the corporation concerning the action, suit, or proceeding.

        (b) Expenses, including attorney's fees, incurred by a director, trustee, officer, employee, member, manager, or agent in defending any action, suit, or proceeding referred to in division (E)(1) or (2) of this section, may be paid by the corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding, as authorized by the directors in the specific case, upon the receipt of an undertaking by or on behalf of the director, trustee, officer, employee, member, manager, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the corporation.

     (6) The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the articles, the regulations, any agreement, a vote of shareholders or disinterested directors, or otherwise, both as to action in their official capacities and as to action in another capacity while holding their offices or positions, and shall continue as to a person who has ceased to be a director, trustee, officer, employee, member, manager or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     (7) A corporation may purchase and maintain insurance or furnish similar protection, including, but not limited to, trust funds, letters of credit, or self-insurance, on behalf of or for any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, trustee, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section. Insurance may be purchased from or maintained with a person in which the corporation has financial interest.

     (8) The authority of a corporation to indemnify persons pursuant to division (E)(1) or (2) of this section does not limit the payment of expenses as they are incurred, indemnification, insurance, or other protection that may be provided pursuant to divisions (E)(5), (6), and (7) of this section. Divisions (E)(1) and (2) of this section do not create any obligation to repay or return payments made by the corporation pursuant to division (E)(5), (6), or
     (7).

     (9) As used in division (E) of this section, "corporation" includes all constituent entities in a consolidation or merger and the new or surviving corporation, so that any person who is or was a director, officer, employee, trustee, member, manager, or agent of such a constituent entity, or is or was serving at the request of such constituent entity as a director, trustee, officer, employee, member, manager, or agent of another corporation, domestic or foreign, nonprofit or for profit, a limited liability company, or a partnership, joint venture, trust, or other enterprise, shall stand in the same position under this section with respect to the new or surviving corporation as he would if he had served the new or surviving corporation in the same capacity.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         REPRESENTATIONS PURSUANT TO SECTION 26(e)

     The Union Central Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by The Union Central Life Insurance Company.

                         CONTENTS OF REGISTRATION STATEMENT

This Registration Statement consists of the following papers and documents:

The facing sheet.

A reconciliation and tie of the information shown in the prospectus with the items of Form N-8B-2.

The prospectus consisting of ___ pages.

The Undertaking to File Reports.

The Rule 484 Undertaking.

The signatures.

Written consents of the following persons**:

      Kristal E. Hambrick, FSA, MAAA
      Sutherland Asbill & Brennan, L.L.P.
      Ernst & Young LLP

The following exhibits:

  1.A.(1)      Resolutions Establishing Carillon Life Account *

      (2)      None

      (3)(a)   Underwriting Agreement*

         (b)   Form of Selling Agreement*

         (c)   Sales Representatives Agent Agreement
               (Including Compensation Schedule)*

      (4)      None

      (5)(a)   Specimen of Policy*

         (b)   Riders and Endorsements (Accounting Benefit
               Rider, Annual Renewable Term Rider, Monthly
               Deduction Endorsement)

      (6)      Amended Articles of Incorporation and Code of
               Regulations of The Union Central Life Insurance
               Company *

      (7)      None

      (8)      None

      (9)(a)   Participation Agreement - Scudder Variable Life
               Investment Fund*

         (b)   Participation Agreement - TCI Portfolios, Inc.
               (now known as American Century Variable
               Portfolios, Inc.)*

         (c)   Participation Agreement - MFS Variable Insurance
               Trust*

         (d)   Participation Agreement - AIM Variable Insurance
               Funds, Inc.**

         (e)   Participation Agreement - Franklin Templeton
               Variable Insurance Products Trust**

         (f)   Participation Agreement - Neuberger Berman
               Advisers Management Trust**

         (g)   Participation Agreement - Oppenheimer Variable
               Account Funds**

     (10)      Form of Application for Policy *

  2.           See Exhibit 3.(i)

  3.(i) Opinion and Consent of John F. Labmeier, Esq., As to the Legality of the Securities Being
               Registered**

    (ii)       Opinion and Consent of Kristal E. Hambrick, FSA,
               MAAA, As to Actuarial Matters Pertaining to the
               Securities Being Registered**

  4.           None

  5.           Inapplicable

  6.           Consent of Sutherland, Asbill & Brennan LLP**

  7.           Powers of Attorney *

  8.           Notice of Withdrawal Right for Policies*

  9.           Consent of Ernst & Young LLP**

  10. Memorandum describing Certain Procedures, filed pursuant to Rule 6e-3(T)(b)(12)(iii)*

* Incorporated by reference to the Registrant's initial registration statement on Form S-6 of its related individual variable life insurance policy (File No. 33-94858), filed July 21, 1995, and to Pre-Effective Amendment No. 1 (filed November 30, 1995), and to Post-Effective Amendment No. 1 (filed April 30, 1996).

**  To be filed by Pre-Effective Amendment